11/13



06018521

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Agenix Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

FILE NO. 82- ~~05258~~ 34639 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 11/16/06


AGENiX

26 October 2006

THROMBOVIEW® PRESENTATION WINS PRESTIGIOUS BEST POSTER AWARD AT MAJOR US MEDICAL CONFERENCE

Agenix has announced that the previously reported results of the Phase Ib ThromboView® study in patients with pulmonary embolism were presented this week at the CHEST 2006 Scientific Congress in Salt Lake City, Utah and today won the prestigious Best Poster Award. The poster entitled "Clinical Diagnostic Imaging of Pulmonary Emboli with Radiolabeled Crosslinked Anti-Fibrin Antibodies" was presented by Professor Tim Morris from University of California San Diego.

The poster reports on the safety and imaging parameters of radiolabeled ThromboView® in the diagnostic evaluation of patients with pulmonary embolism. This study was conducted in 7 hospitals in Australia and led by Principal Investigator, Dr. David Macfarlane, Deputy Director, Nuclear Medicine at the Royal Brisbane Hospital. The final clinical study report has recently been submitted to the FDA in the US.

A total of 14 patients with pulmonary embolism were injected with a 0.5mg dose of radiolabeled ThromboView® and an evaluation of drug safety, tolerability and imaging efficacy, associated with a preliminary imaging protocol, were assessed. Despite the early investigative nature of this study, a high level of concordance was seen between the location of ThromboView® hotspots and the comparator imaging modality, computed tomography pulmonary angiography (CTPA).

Professor Morris commented, "Despite recent advances in anatomical imaging methods, there is still a large unmet medical need for alternative sensitive diagnostic methods for evaluation of suspected pulmonary embolism. ThromboView® has shown a high degree of concordance with anatomical methods in this exploratory study. Furthermore this agent also has the unique potential of providing physicians with additional information relating to the functional status of clot, avoids the use of potentially nephrotoxic contrast agents and does not deliver an unacceptable radiation dose to young women".

Recently, Agenix conducted an intensive post-hoc unblinded review of all thoracic images acquired in the Phase I studies to date with a panel of experts in radiology, medical physics, nuclear medicine and clinical development science. These included images from the Phase Ia healthy volunteer study which were negative for pulmonary embolism. The review provided an opportunity to propose refinement of ThromboView® imaging protocols and image processing techniques for later stage studies in pulmonary embolism. Agenix will work with consultants in the nuclear medicine field to ensure that interpretation of images is optimized ahead of formal efficacy studies so as to increase the potential for regulatory success.

Dr. Paul Eisenberg, consultant and advisor to Agenix on this project said, "We remain optimistic that the clinical data from ThromboView® studies to date, including this important exploratory study in pulmonary embolism, support the ongoing continued development of this product for clinical evaluation of thromboembolic disease."

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited

Ph: 61 7 3370 6300

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. The Company has a strategic focus to build and develop a pipeline of monoclonal antibody-based products or products developed from other therapeutic agents.

Agenix's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which is currently undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd, a wholly owned subsidiary of the ASX-listed Agenix Limited.

www.agenix.com


PROCESSING
RECEIVED
SEC MAIL
NOV 0 8 2006
SECTION
WASH, D.C.
210



ANNUAL REPORT
20
06


AGENiX

AGENIX LIMITED

ANNUAL REPORT 2006

"The 2005/06 financial year has been a period of transformation for the company."

Contents





Financial Summary

Agenix Group
Financial Highlights

AUD	2002 $'000	2003 $'000	2004 $'000	2005 $'000	2006 $'000
Revenue	40,751	38,097	37,348	24,528	17,924
growth	*38.6%*	*-6.5%*	*-2.0%*	*-34.3%*	*-26.9%*
Profit After Tax	161	(811)	(14,336)	(13,616)	(3,721)
growth	*-96.1%*	*-603.7%*	*1667.7%*	*-5.0%*	*-72.7%*
percent of revenue	*0.4%*	*-2.1%*	*-38.4%*	*-55.5%*	*-20.8%*
EBITDA	6,483	1,057	(10,610)	(10,827)	(2,291)
growth	*10.5%*	*-83.7%*	*-1103.8%*	*2.0%*	*-78.8%*
percent of revenue	*15.9%*	*2.8%*	*-28.4%*	*-44.1%*	*-12.8%*
EBITDAR	9,883	5,587	(6,077)	(2,874)	8,497
growth	*34.4%*	*-43.5%*	*-208.8%*	*-52.7%*	*-395.7%*
percent of revenue	*24.3%*	*14.7%*	*-16.3%*	*-11.7%*	*47.4%*
Research & Development (net of government grants)					
- ThromboView®	2,055	4,789	5,446	6,044	10,187
- ThromboView® costs capitalised (policy now not to capitalise)	(1,568)	-	-	-	-
- START Grant	-	(1,144)	(1,512)	(88)	(366)
- Other R&D	1,345	885	768	724	732
Total	1,832	4,530	4,702	6,680	10,553
growth	*23.1%*	*147.3%*	*3.8%*	*42.1%*	*58.0%*
percent of revenue	*4.5%*	*11.9%*	*12.6%*	*27.2%*	*58.9%*
Net Tangible Assets	21,479	21,329	8,819	597	12,375
NTA per share (cents)	13.94	13.81	5.71	0.00	7.00
Shareholder Funds	34,696	33,968	20,282	5,394	14,211
Annual Earnings Per Share - basic and diluted (cents)	0.1	-0.53	-9.21	-8.70	-2.00
growth	*-96.8%*	*-630.0%*	*-1637.7%*	*5.5%*	*77.0%*
Cash Flow From Operations after research and development	7,735	3,962	(6,300)	(10,088)	(8,483)
growth	*306.5%*	*-48.8%*	*-259.0%*	*-60.1%*	*15.9%*


SEC MAIL PROCESSING
RECEIVED
NOV 0 8 2006
WASH, D.C. 210 SECTION

Chairman's Report



"We have appointed world class people."

Chairman
Ravindran ("Ravi") Govindan

Dear Shareholders,

The 2005/06 has been a year of operational progress but disappointing share price performance. Life sciences companies generally have been in an extended "bear" market in Australia. This has been coupled with some internal disappointments, particularly in the realisation that our ThromboView® development programme, although moving forward positively, was not at an appropriate stage for partnering by December 2005 as had previously been announced.

Partnering discussions are now underway. We continue to have great faith in the quality of this programme and express appreciation to the high-calibre staff members and consultants working on it.

The year has also been one of considerable change in the company, commencing with the appointment of Neil Leggett as Chief Executive Officer and Managing Director on 15 December 2005. Following Neil's appointment, there has been a change in corporate strategy which has culminated in a decision to dispose of both our Animal Health and Human Health diagnostic test businesses. This has in turn lead or will lead to a number of staff being made redundant and we wish all those people well for the future.

During the year we have appointed world class people to guide the company. We strengthened the life sciences knowledge base of the Board of Directors with the appointment in September 2005 of Dr Andre Lamotte, a life sciences specialist director with international experience in guiding the growth of developing life sciences companies.

In addition, we have appointed five world-class individuals to our Scientific Advisory Board to assist with the evaluation of potential new antibody development programmes. One of those, Dr Paul Eisenberg, has had a long term association with the company and remains as a key advisor to our ThromboView® project.

I am excited by the calibre of individuals joining us to assist in the growth of our company.

I offer thanks to all our staff and consultants for their efforts during the past year.

Ravindran ("Ravi") Govindan
Chairman

Managing Director's Report



" We are in a period of transformation."

CEO and Managing Director
Neil Leggett

Corporate Strategy

In the second half of this year we commenced a process of transformation. Following my appointment as Chief Executive Officer and Managing Director on 15 December 2005, firstly the Senior Management Team and subsequently the Board evaluated our corporate strategy and recognised that changes needed to be made to that strategy.

Consequently, in the second half of this year we commenced a process of transformation.

The strategy outlined in our 2005 Annual Report was to focus on "developing a suite of highly profitable businesses in molecular imaging, and human and animal health diagnostics."

Our strategic review in 2006 concluded that our strategy going forward should be as follows:

- ***Re-evaluate the timing of negotiations for a ThromboView® deal.***

An attempt was being made to do a licencing deal for ThromboView® at too early a stage in its development. Further progress was required in clinical trials for the primary indication, pulmonary embolism, and in the development of a comprehensive data package suitable for a potential partner.

- ***Sell our Animal Health and Human Health diagnostic test businesses.***

Our Animal Health business was loss-making. We had low market share and attempts to grow revenue in the past had not been successful. In addition, contractual arrangements had been entered into which made it extremely unlikely that this business could become profitable for a number of years.

Our Human Health business had a very small market share and was positioned in a mature segment of the d-dimer diagnostic test market. Whilst this business was profitable, there had been no revenue growth for a number of years. Growth in this business could best be achieved by acquisition. However, the likely return to shareholders from such a strategy would have been less than from investment in other areas.

· Leverage our existing skills and infrastructure in monoclonal antibody development to develop a broad pipeline of antibody-based therapeutic and/or imaging products.

The company had only one major development programme, the ThromboView® project. The best performing life science companies had multiple programmes.

In addition, there had been a previous focus on imaging programmes only. This narrow approach was not supported by share market performance in Australia or overseas. As a result, the strategy has been broadened to consideration of both therapeutic and imaging programmes.

· Place the company on a sound financial footing.

The confidence in the completion of a ThromboView deal by December 2005 and the consequent receipt of an upfront milestone payment by that date had resulted in the company's cash resources being limited. When it was realised that the completion of a ThromboView deal by December 2005 was not only unlikely but also not appropriate, a small capital raising was essential. Therefore, a capital raising was announced in March 2006 and completed in May 2006.

The sale and leaseback of the company's Brisbane properties was part of a sound financial management strategy. The disposals of Animal Health and Human Health assets were being carried out for strategic rather than financial reasons, but nonetheless generated additional cash.

Stringent cost saving regimes were also put in place. Nonetheless, operational initiatives resulted in revenue from the Human Health business increasing substantially in the second half year.

Implementing Our Strategy

As a result of this new strategy, we are in a period of transformation.

A number of announcements have subsequently been made demonstrating that we have been implementing this transformation of Agenix, as follows:

- The announcement on 1 March 2006 of a successful outcome in the Phase Ib pulmonary embolism clinical trial in Australia, with better than expected sensitivity compared to CTPA (computed tomography pulmonary angiography).
- The announcement on 17 March 2006 of a share placement of $3.0 million at $0.22 per share.
- The sale for $0.4 million of a property in Perth which had in past years supported research and development but more recently had been rented out as a non-core asset.
- The announcement on 7 April 2006 of the assignment of intellectual property and granting of certain distribution rights for the loss-making Animal Health business to US company IDEXX Laboratories from which Agenix is expected to realise $10.0 million when all relevant operational transfer milestones are completed ($7.2 million has been received to date).
- Sales initiatives, including above-budget sales of biological products, which will raise cash in excess of $2.0 million more than previously forecast.
- Cost-cutting initiatives, including the announcement of redundancies.
- The announcement on 20 June 2006 of completion of the interim analysis for the phase II deep vein thrombosis clinical trial in the United States and Canada which supported the advance of the programme towards registration trials.

· The announcement on 26 June 2006 of the sale and leaseback of our Brisbane, Australia properties, with a sale price of $5.15 million.

- The announcement on 25 July 2006 that our forecast result for the year ended 30 June 2006 was for a substantially reduced loss of ($3.7M) compared to ($13.6M) the previous year.
- The announcement on 10 August 2006 of the granting of patents for our ThromboView® technology in the United States and Singapore, with approval in other jurisdictions likely to follow. The patents granted expire on 26 June 2022.
- The announcement on 31 August 2006 of a collaboration between our company and ANSTO (Australian Nuclear Science and Technology Organisation) for a research study into the development of a PET-labelled ThromboView® product. PET (Positron Emission Tomography) is an imaging technique which, which has the potential to be used to create a product to image arterial-based clots.
- The announcement on 7 September 2006 of the appointment of world class people to our Scientific Advisory Board to support our new strategy.

ThromboView®

During the year the ThromboView® project achieved a number of important milestones, including:

- The announcement in March 2006 that ThromboView® had exhibited higher than expected sensitivity against CTPA in the Phase Ib pulmonary embolism trial in Australia.

- The announcement on 20 June 2006 of completion of the interim analysis for the Phase II deep vein thrombosis clinical trial in the United States and Canada which supported the advance of the programme towards registration trials.

- Continued achievement of milestones in the technology transfer and manufacturing scale-up acitivities related to the manufacture of ThromboView® material by Diosynth Biotechnology in the United States.

To date we have spent over $30 million on the ThromboView® project.The project has now reached the point where the nature of future clinical trials is being evaluated and designed. In addition, we have discussions regarding partnering arrangements with a number of relevant parties.

Attempts to partner prior to December 2005 were inappropriately early and any deal negotiated at that point would have been of low value and still subject to the project overcoming future commercialisation hurdles such as clinical trial results, future clinical trial design and manufacture of of ThromboView material at commercial scale.

Every effort is being made to place the project in a position which delivers maximum value to shareholders. Partnering or licensing discussions are likely to lead to better terms for the company as the company advances through its clinical trial programme and simultaneously de-risks the project from the perspective of potential partners.



ThromboView® cumulative spending
for the year ended 30 June
$'000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
3,281
8,070
13,516
19,560
29,747
2002
2003
2004
2005
2006

Operational Performance

Whilst both the Animal Health and Human Health diagnostic test businesses were both earmarked for disposal during the year, considerable success was achieved in both containing costs and in increasing revenue.

This resulted in a substantial turnaround in the operational result in the second half year, even after discounting the asset sales which took place.



Net Loss after tax
For the year ended 30 June
$ 000
2,000
-
(2,000)
(4,000)
(6,000)
(8,000)
(10,000)
(12,000)
(14,000)
(16,000)
161
(811)
(14,336)
(13,616)
(3,721)
2002
2003
2004
2005
2006



Earnings before interest, tax, depreciation, amortisation, research & development
For the year ended 30 June
$'000
12,000
10,000
8,000
6,000
4,000
2,000
-
(2,000)
(4,000)
(6,000)
(8,000)
9,883
5,587
(6,077)
(2,874)
8,497
2002
2003
2004
2005
2006




AGEN Sales - currency adjusted
(constant AUD/USD 0.7417 per 30 June 2006 rate)
$'000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
14,981
12,690
14,726
14,510
16,965
2002
2003
2004
2005
2006

Cash and "Cash Burn Rate"

Many of the initiatives we have taken, as above, have had a positive impact on our cash position.

At the date of this report we have $6M in cash and no debt. We have a further $3M in cash expected to be received from asset sale transactions and operational initiatives which have already occurred.

Our cash burn rate based on our current structure is approximately $400,000 per month and we therefore have in excess of 24 months' cash on hand. The cash required includes payments for core development staff who will be retained as we seek to broaden our antibody development pipeline.

Our transformation process has resulted in the sale of existing cash-generating businesses. ThromboView® is scheduled to be on market during the 2009/10 financial year and sales are expected to build to the point where our company is receiving substantial amounts of revenue.

Between now and the launch of ThromboView®, we will continue to build our pipeline of first-rate therapeutic and imaging development programmes, with the intent of either out-licensing or partnering at the end of Phase II or Phase III clinical trials, depending on the nature of the development, to large pharmaceutical companies.

Management and the Board will ensure that the company is adequately funded for its activities at any point in time.



Share Price Performance

The graph below shows the performance of Agenix shares against the Intersuisse Biotechnology Index in the period from 1 July 2005 until the date of this report.


Agenix share price from 1 July 2005 to 31 August 2006 compared to Intersuisse's Biotechnology Index
$
0.400
0.350
0.300
0.250
0.200
0.150
0.100
0.050
-
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Agenix Limited
Intersuisse Biotechnology Index

In that period Agenix shares have fallen 54.3% compared to 18.3% by the Index. This is clearly an unsatisfactory performance.

After discussions with many shareholders over the past several months, the dominant reasons given for this share price underperformance are perceptions that Agenix is a one-product company (ie.. ThromboView®) and that there is considerable scepticism around the likelihood of completing a good partnering deal for that product given the previous expectations that such a deal would be concluded by December 2005.

We are actively working on broadening the company's development pipeline and in concluding an appropriate ThromboView® deal.

The Next 12 Months

Clearly the attention of management and the Board of Directors will be the continued advancement of the ThromboView® project to the point where it is feasible to deliver an appropriate partnering deal.

The company's skill base and infrastructure will be invaluable as Agenix broadens its focus to evaluate and acquire new antibody development opportunities.

Monoclonal Antibody Development Programmes

Agenix has skills and infrastructure which can be leveraged to other antibody development programmes. Our development team is one of the few in Australia to have taken a monoclonal antibody all the way from bench research, through humanisation procedures, pre-clinical characterisation, first-in-man safety evaluation and on to late stage phase II clinical studies.

We are actively seeking additional programmes. Areas of interest are in obtaining antibody-based programmes in the fields of oncology, inflammation, cardiovascular or other fields where there is a substantial unmet medical need.

Programmes which we are seeking to acquire are likely to range from pre-clinical development programmes to programmes which have commenced Phase I clinical trials.



The company will consider all other initiatives which will increase shareholder value.

Neil Leggett

CEO and Managing Director

Board of Directors



Ravindran ("Ravi") Govindan - Chairman

Mr Ravindran Govindan read law at the University of Singapore and practiced as an advocate and solicitor in the supreme court of Singapore. As serial entrepreneur with more than 26 years of experience as an investor and businessman, he co-founded diverse business interests in retail, biotech, medical device, IT, emerging technologies, real estate and manufacturing. Mr Govindan currently holds the portfolio of Chairman of Magnus Energy Group Limited, an established oil and gas company listed in Singapore Stock Exchange.

Mr Govindan was the co-founder and founding Chairman and Managing Director of MatrixView Limited, a company listed on the Australian Stock Exchange (ASX: MVU). Mr Govindan also provides strategic advice on Asia Pacific Region for Latona Associates Inc, a private investment and financial advisory firm based in New York, USA. Mr Govindan was also group President of Fisher Scientific group of companies in the Asia Pacific Region.

Mr Govindan currently holds directorship in companies such as MedTech Global, a leading healthcare solutions provider in New Zealand and I NUOVI Cosmetics, which is World's first Asian professional colour makeup line with a global presence.

Fong Fui ("FF") Wong - Non-Executive Director



Mr Wong is the Chairman and Chief Executive Officer of Boustead Singapore Limited, a public company listed on the Singapore Stock Exchange. He also holds directorships of many other companies in Singapore, Malaysia, Indonesia and Australia.

Throughout the 1980s and 1990s Mr Wong built a reputation as a turnaround specialist. His notable achievements during this time were the dramatic turnarounds of Sunshine Allied Investment Ltd and QAF Limited, both listed on the Singapore Stock Exchange.

In the early 1990s he privatised the national airline (Myanmar Airways International) of Myanmar and became the first foreigner ever to manage and control a flag carrier and national airline of another country. In April 2004 Mr Wong became part of a consortium led by Qantas to set up a Singapore-based budget airline called Jetstar Asia, which commenced flights to Asian cities at the end of 2004.



Myles Davey - Non-Executive Director

Mr Davey has been active in the diagnostics industry since 1972, working predominantly in marketing and general management.

He has worked in the USA and in Australia for subsidiaries of European and American companies. Mr Davey's most recent executive role was regional director for global health care company Abbott Laboratories Diagnostics Division, based in Sydney, during a high growth phase for the company.

Chicago based Abbott Laboratories has current revenues of $A20 billion and diagnostics sales of $A5 billion. Abbott's Diagnostics Division researches, develops and markets sophisticated blood testing systems.

He retired from executive roles in 1995 and has subsequently held directorships, initially with Agen Biomedical Limited, a wholly owned Agenix subsidiary, and with other Agenix companies.

Dr Andre Lamotte - Non-Executive Director

Dr Lamotte is a Switzerland-based entrepreneur, venture capitalist and experienced company director who has nurtured developing life sciences companies for nearly two decades. Dr Lamotte has a Bachelor of Science Degree from Ecole Centrale Paris, a Master of Science Degree and a Doctor of Science Degree from MIT (Massachusetts Institute of Technology) and a Master of Business Administration Degree from Harvard Business School.



Since 1988 Dr Lamotte has founded or co-founded 18 biotechnology and pharmaceutical companies, 7 medical technology companies and 2 medical service companies. Such companies include Arpida, Axovan, de CODE genetics, Creagen-Neurex, Cryocath, Diatide, Inspire Pharmaceuticals, Laser Vision, Acambix-Oravax, Paion and Vernalis. He also has a track-record of executing spin-offs from large pharmaceutical companies (such as Arpida from Roche, Paion from Schering AG and Targacept from RJR).

Board of Directors cont'

Neil Leggett - CEO and Managing Director



Appointed as CEO and Managing Director on 15 December 2005. Mr Leggett has been with Agenix since 1 May 2003, when he commenced as Chief Financial Officer and Company Secretary. He was appointed to the Board on 7 December 2004.

Mr Leggett has a Bachelor of Commerce Degree and a Master of Business Administration Degree. He is a member of the Australian Institute of Company Directors, an Associate Fellow of the Australian Institute of Management, and a Fellow of both the Chartered Institute of Secretaries and Taxation Institute of Australia. Mr Leggett worked in chartered accountancy for 16 years and has 17 years of commercial experience.

Prior to this position he has held senior corporate financial positions including Chief Financial Officer and Company Secretarial roles at Orrcon Limited, A. Goninan and Sons Limited and Grow Force Australia Limited. He has been a chartered accountant for 26 years. Mr Leggett has been a company director for 17 years. Mr Leggett has broad experience as a senior executive and director covering a wide range of industries.





Scientific Advisory Board

Associate Professor Andrew M Scott MBBS (Hons) MD FRACP DDU
Director, Centre for PET, Austin Hospital; Director, Ludwig Institute for Cancer Research, Melbourne Centre for Clinical Sciences; and Associate Professor, Department of Medicine, University of Melbourne.

Dr. Scott will be Chairman of the SAB.

Dr. Andrew Scott trained in Internal Medicine, Nuclear Medicine and Tumour Immunology in Sydney, and at Memorial Sloan-Kettering Cancer Center, USA. His research is focused on developing innovative strategies for targeted therapy of cancer with monoclonal antibodies and cell signalling inhibition, and in oncology applications such as tumour staging and molecular characterisation techniques with positron emission tomography (PET). He has been involved in the preclinical development and first-in-man trials of six recombinant antibodies in cancer patients, and five antibodies from his program have been licensed to biotech and pharma companies. His current appointments include Director, Centre for PET, Austin Hospital; Director, Ludwig Institute for Cancer Research, Melbourne Centre for Clinical Sciences; and Associate Professor, Department of Medicine, University of Melbourne.

Dr. Dan Shochat PhD
Executive Vice President, Development, KaloBios Pharmaceuticals Inc., Palo Alto, USA.

Dr. Dan Shochat has more than 23 years industry experience in leading pharmaceutical and biotech companies and is a pioneer in the antibody development arena. He has been instrumental in the invention and development of the approved in vivo tumour imaging reagent CEA-Scan™ and the first approved antibody-drug conjugate, Mylotarg™. He was pivotal to the development of Bexxar™, a radioiodinated antibody for the treatment of Non-Hodgkin's Lymphoma that was approved by the FDA in June 2003. In 2001 he joined Deltagen as Vice President of Pharmaceutical Development and in 2003 co-founded Celscia Therapeutics Inc., a therapeutic antibodies development company, which merged with KaloBios Therapeutics in January 2004. He is currently Executive Vice President, Development at KaloBios Therapeutics. Since 2000, Dr. Shochat has been a member of the Technical Advisory Committee to the Board of Directors of the Australian Nuclear Science and Technology Organisation and he also serves as a consultant and a member of scientific advisory boards of several biopharmaceutical companies, non-profit organisations and venture capital funds.

Scientific Advisory Board cont'



Dr Paul Eisenberg MD MPH
Vice President, Global Safety with world-leading biotech Amgen.

Dr. Eisenberg is Vice President of Global Safety at Amgen. Prior to joining Amgen, Dr. Eisenberg was the Vice President of Lilly Global Product Safety. At Lilly, he also led Clinical Development teams in Cardiovascular, Critical Care, and Inflammation as Vice President, Internal Medicine and in discovery as Executive Director of Cardiovascular Research and Clinical Investigation. Dr. Eisenberg received his M.D. from New York Medical College and M.P.H. in Tropical Medicine from Tulane University School of Public Health.

He was a Professor of Medicine at Washington University in St. Louis where his academic career was focused on basic and clinical research in cardiovascular disease and thrombosis. He has been involved in the discovery and development of numerous new molecular entities in both his academic and industry career.



Dr. Louis Weiner MD
Vice President, Global Safety with world-leading biotech Amgen.
Vice President, Translational Research; Chairman, Department of Medical Oncology, Fox Chase Cancer Center, Philadelphia, USA.

Dr Weiner has been Chairman of Medical Oncology at Fox Chase Cancer Center since 1994 and Vice President, Translational Research since 2002. His clinical and laboratory research focuses on the role of monoclonal antibodies and biologic response modifiers in the treatment of cancer. He specialises in treating patients with diseases of the gastrointestinal system and was a key investigator in the early panitumumab studies. His laboratory designs and produces new antibody-based proteins to improve their tumour-targeting and immune-stimulating properties. In 2001, Dr Weiner received the Scientific Research Award from the American Cancer Society - Southeast Region. He has also received the Janssen Pharmaceutical Research Foundation's Award for contributions to the field of Receptor Targeted Therapy. He lectures extensively on targeted therapies for cancer and has organised numerous international meetings on antibody engineering and immunotherapy.

Scientific Advisory Board cont'



Professor Stanley J. Goldsmith MD
Director of Nuclear Medicine, Professor of Radiology and Medicine, Weill Cornell Medical Centre, New York Presbyterian Hospital, New York, USA.

Prof. Goldsmith is a luminary in the field of Nuclear Medicine. Since 1995, he has been the Director of the Division of Nuclear Medicine at the New York Presbyterian Hospital and the Professor of Radiology and Medicine at the Weill Medical College of Cornell University. He was President of the Society of Nuclear Medicine in 1985-86 and Editor-in-Chief of the Journal of Nuclear Medicine from 1994-1999. He has participated in many government advisory committees and received numerous awards in his long and distinguished career. He brings extensive experience in the field of Nuclear Medicine to Agenix and has consulted on a number of Scientific Advisory Boards in the biopharmaceutical industry.

Bioprocess development capabilities

Agen's full capabilities include:

Mammalian Cell Culture

- Serum free/medium
- Media optimisation
- Cell line stability assessment
- Cell banking
- Seed train development
- Productivity optimisation
- Roller bottles
- Small scale bioreactors

In 2004 Agen completed upgrading a portion of its diagnostics facility to standards suitable for the preparation of biological Active Pharmaceutical Ingredients (API's). The Therapeutic Goods Administration (TGA) approved the facility for the production of ThromboView antibody for Phase II trials, a license recognised by the USFDA. Agen is assessing options to expand this facility to produce

Continued over

Bioprocess development capabilities, cont'

From previous page

larger quantities of antibody required for therapeutic applications. Australia has a severe lack of facilities capable of producing mammalian-derived API's, which is the usual means for producing antibody-based products. This need has been recognised by various State and the Federal Governments. Agen is working to align its expansion plans with BioPharmaceuticals Australia, a Queensland Government initiative, to provide infrastructure and funding either at Agen's facility or a new site, to address Australia's need for a mammalian, GMP facility. This facility is intended to produce biological API's, including antibodies, for clinical trials on a contract manufacturing basis. Agen's expertise in guiding its antibody from the research bench through to the clinic will be an important factor in the success of this facility.

Downstream Processing

Cell harvest/filtration
Purification
Affinity
Hydrophobic interaction
Ion exchange (cation/anion)
Size exclusion
Tangentical Flow Ultrafiltration
Viral inactivation/filtration

Formulation and Lyophilisation

Internal and external contractors

Antibody Chemistry

Fragmentation
- Digestion
- Reduction

Conjugation
- Radiochemistry
- Other

Viral clearance scale down validation studies

Spiking study design and management

Overview of AGEN clinical trial logistics

AGEN Biomedical offers a complete service for the storage and distribution of clinical trial material to Investigator sites, along with reconciliation and destruction of returned goods. The logistics management of clinical trial materials includes:

- Receipt and tracking of supplies
- Storage of supplies in a secure temperature monitored environment
- Secondary packaging and labelling facilities
- Co-ordination of courier services and customs regulations
- Distribution of clinical trial supplies to Investigator sites
- Receipt of returned supplies from trial sites
- Reconciliation of all supplies on an ongoing basis
- Return of supplies to the Sponsor company or personal supervision of supplies destruction by an accredited waste facility

All procedures are conducted in accordance with internal Standard Operating Procedures, the ISO9001:2000 AGEN Quality Management System and the relevant regulatory guidelines.

AGEN Clinical Trial Logistics' objective is to provide a high quality, personalised service tailored to meet the requirements of the client in a cost effective and timely manner

THROMBOVIEW® milestones to commercialisation.



Commercial Milestone
Regulatory Milestone
Clinical Milestone
Primary Purpose
Status
Commercial opportunity evaluation, resource allocation, development strategy, advisory board.
CTX application for Phase I trials, HREC approvals.
Phase Ia Study
Is it safe in healthy subjects?
Successful completion June 2003. CSR filed to IND November 2003.
Commercialisation model, go/no go criteria, draft launch label manufacturing methods, program budget.
Pre-IND meeting, pre-CTA meeting, IND and CTA applications, IRB approvals.
Phase Ib Study
Is it safe in DVT and PE patients?
DVT completed October 2004. finals CSR filed to IND June 2005.
PE completed Feb 2006, final CSR filed to IND September 2006.
Partnering/licensing, manufacturing optimisation, pre-launch programs, pricing and reimbursement.
End of Phase II meeting, EMEA scientific advice
Phase II Trials
Is it safe & effective? What is the correct dose and formulation?
DVT interim analysis reported March 2006. Final analysis underway. Expected to report December 2006
Final labeling, product launch plans, supply management advocacy, access plans.
End of Phase III meeting. BLA/MAA submission.
Phase III Trials
Is it safe in large numbers of patients? How does it compare to usual practice? Is it cost effective?
Planning underway for design and approach to pivotal registration studies. FDA submission Q4 2006
Marketing & commercial plans finalised.
Regulatory approvals obtained.
Clinical trials complete
Commercialisation
Completed.
Approaching completion.
To be completed.

Background on SPECT and PET

Agenix's proprietary ThromboView® humanised antibody, hu3B6, is currently labelled with technetium-99m (Tc-99m), which is a common imaging radioisotope extensively used in nuclear medicine. Tc-99m is referred to as a SPECT (single photon emission computed tomography) agent, with the radioactive signal emitted detected by a gamma camera. SPECT technology is extensively used in diagnostic imaging because Tc-99m is readily available, its characteristics and chemistry are well understood and therefore applicable to a range of different uses, and it is safe to use. Furthermore, there is a vast installed based of gamma equipment widely available in hospitals and imaging centres. SPECT technology is most commonly used in Cardiovascular medicine.



SPECT Scanner

PET (positron emission tomography) is another nuclear medicine imaging technique where a different type of camera is used to detect the emitted radiation from the radioisotope label. This technique results in the emission of dual photons in opposite directions (instead of single photons for SPECT), allowing for superior correction of scattered radiation, improving image resolution and sensitivity. The most widely used PET isotope is fluorine-18 (F-18), commonly used in the oncology field where it is incorporated into 2-fluoro-2-deoxy-D-glucose, or FDG. FDG PET has emerged as one of the most promising tracers for the detection of cancer in the body, and also has applications in epilepsy and cardiology.



PET Scanner

The use of antibodies linked to PET isotopes (immuno-PET) is expected to result in even more specific molecular imaging of diseases. PET is becoming increasingly important as an imaging technology in Australia, and particularly in the US, Europe and Japan where there has been a dramatic increase in the number of PET facilities over the last 5 years.

SPECT and PET are often referred to as "molecular imaging" because the techniques allow molecular tracers to directly target the organ or disease of interest. Molecular imaging can reveal unique information about the physiology of the target, and therefore inform appropriate treatment decisions. Its combination with high resolution, anatomical imaging techniques such as CT (computed tomography) is a rapidly expanding area of medical interest and is expected to be a key component to the future of personalised medicine.

Intellectual property rights

Patent family: Agglutination assays

Title: Erythrocyte agglutination assays

General Description: Erythrocyte agglutination assays and reagents comprising at least one erythrocyte-binding molecule coupled to at least one specific analyte binding molecule wherein the erythrocyte binding molecule does not cause agglutination when incubated with erythrocytes in the absence of analyte.

Jurisdictions:

Country	Patent No.	Priority date	Issue date	Expiry Date
Australia	624580	22-Oct-87	2-Nov-92	14-Sep-08
Canada	1308652	17-Sep-87	13-Oct-92	13-Oct-09
France	308242	17-Sep-87	4-Jan-95	16-Sep-08
Germany	P3852683.2	17-Sep-87	4-Jan-95	16-Sep-08
Great Britain	308242	17-Sep-87	4-Jan-95	16-Sep-08
Israel	87768	17-Sep-87	29-Dec-94	15-Sep-08
Italy	308242	17-Sep-87	4-Jan-95	16-Sep-08
Japan	2553159	17-Sep-87	22-Aug-96	17-Sep-08
New Zealand	226202	17-Sep-87	28-May-92	15-Sep-08
Spain	88308590	17-Sep-87	4-Jan-95	16-Sep-08
United States	4894347	17-Sep-87	16-Jan-90	22-Oct-07
United States	5086002	17-Sep-87	4-Feb-92	16-Jan-07
United States	5413913	17-Sep-87	9-May-95	4 Feb 2009
United States	5583003	25-Sep-89	10-Dec-96	10-Dec-13

Patent family: Thromboview

General Description: A de-immunised antibody or antibody fragment specific for an epitope on human D-dimer which recognises cross-linked fibrin but not fibrinogen.

Jurisdictions:

Country	Patent No.	Priority date	Issue date	Expiry Date
Singapore	100592	26-Jun-01	28-Feb-06	26-Jun-22
United States	7087724	26-Jun-01	8-Aug-06	12-Jan-23

Patent family: Immunological use of microwaves

Title: Immunological use of microwaves

General Description: A process for altering the immunological characteristics of an antigenic entity by irradiating with microwave radiation.

Jurisdiction:

Country	Patent No.	Priority date	Issue date	Expiry Date
Australia	640634	3-Feb-89	2-Sep-93	5-Feb-10

Financial Statements

FINANCIAL STATEMENTS
For the year ended 30 June 2006

TABLE OF CONTENTS — PAGE

Directors' Report

Your Directors present their report on the company and its controlled entities for the financial year ended 30 June 2006.

DIRECTORS

The names and details of the Directors of the company in office during the year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Non-executive directors:

Mr Ravindran ("Ravi") Govindan ***LLB (Hons) (Singapore)*** *Age 55*

Non-executive Chairman. Appointed 7 December 2004. Previously Executive Chairman appointed 13 June 2000.

Mr Ravindran Govindan read law at the University of Singapore and practiced as an advocate and solicitor in the supreme court of Singapore. As serial entrepreneur with more than 26 years of experience as an investor and businessman, he co-founded diverse business interests in retail, biotech, medical device, IT, emerging technologies, real estate and manufacturing. Mr Govindan currently holds the portfolio of Chairman of Magnus Energy Group Limited, an established oil and gas company listed in Singapore Stock Exchange.

Mr Govindan was the co-founder and founding Chairman and Managing Director of MatrixView Limited, a company listed on the Australian Stock Exchange (ASX: MVU). He was appointed director prior to MatrixView listing on the Australian Stock Exchange on 2 August 2004 until he resigned on 23 May 2006. Mr Govindan also provides strategic advice on Asia Pacific Region for Latona Associates Inc, a private investment and financial advisory firm based in New York, USA. Mr Govindan was also group President of Fisher Scientific group of companies in the Asia Pacific Region.

Mr Govindan currently holds directorship in companies such as MedTech Global, a leading healthcare solutions provider in New Zealand and I NUOVI Cosmetics, which is World's first Asian professional colour makeup line with a global presence.

Mr FF Wong (Wong Fong Fui) ***B Eng (Chem)*** *Age 62*

Non-executive Director. Appointed 11 August 2000.

Mr Wong is the Chairman and Chief Executive Officer of Boustead Singapore Limited, a public company listed on the Singapore Stock Exchange. He also holds directorships of many other companies in Singapore, Malaysia and Indonesia.

Throughout the 1980s and 1990s Mr Wong built a reputation as a turnaround specialist. His notable achievements during this time were the dramatic turnarounds of Sunshine Allied Investment Ltd and QAF Limited, both listed on the Singapore Stock Exchange.

In the early 1990s he privatised the national airline (Myanmar Airways International) of Myanmar and became the first foreigner ever to manage and control a flag carrier and national airline of another country. In April 2004 Mr Wong became part of a consortium led by Qantas to set up a Singapore-based budget airline called Jetstar Asia, which commenced flights to Asian cities at the end of 2004.

Mr Myles Davey BSc (UK), ***MA (UK)*** Age *59*

Non-executive Director. Appointed 8 May 2003. Chairman of the Remuneration Committee.

Mr Davey has been active in the diagnostics industry since 1972, working predominantly in marketing and general management. He has worked in the USA and in Australia for subsidiaries of European and American companies. Mr Davey's most recent executive role was regional director for global health care company Abbott Laboratories' Diagnostics Division, based in Sydney, during a high growth phase for the company. Abbott's Diagnostics Division researched, developed and marketed sophisticated blood testing systems.

He retired from executive roles in 1995 and has subsequently held directorships, initially with Agen Biomedical Limited, a fully owned Agenix subsidiary, and with other Agenix companies.

Mr Davey was a non-executive director of the ASX listed public company MatrixView Limited. He was appointed as a director prior to MatrixView listing on the Australian Stock Exchange on 2 August 2004 until he resigned on 18 August 2006.

DIRECTORS (continued)

Dr Andre Lamotte ***BSc, M.S., Sc.D (MIT), MBA (Harvard)*** *Age 57*

Non-executive Director. Appointed 28 September 2005. Chairman of the Audit Committee since 28 September 2005.

Dr Lamotte is a Switzerland-based entrepreneur, venture capitalist and experienced company director who has nurtured developing life sciences companies for nearly two decades.

Dr Lamotte has a Bachelor of Science Degree from Ecole Centrale Paris, a Master of Science Degree and a Doctor of Science Degree from MIT (Massachusetts Institute of Technology) and a Master of Business Administration Degree from Harvard Business School.

Since 1988 Dr Lamotte has founded or co-founded 18 biotechnology and pharmaceutical companies, 7 medical technology companies and 2 medical service companies. Such companies include Inspire Pharmaceuticals, Diatide, Oravax, Cryocath, Vernalis, Ontogeny, Creagen, Axovan and Laser Vision. He also has a track record of executing spin-offs from large pharmaceutical companies (such as Arpida from Roche, Paion from Schering AG and Targacept from RJR).

Executive Directors:

Mr Neil Leggett ***B.Com, MBA*****, CA, FCIS, FTIA, AFAIM, MAICD** *Age 51*

Chief Executive Officer and Managing Director. Appointed 15 December 2005. Previously Finance Director appointed 7 December 2004, Chief Financial Officer appointed 1 May 2003 and Company Secretary appointed 8 May 2003(resigned as Company Secretary 15 December 2005).

Appointed as CEO and Managing Director on 15 December 2005. Mr Leggett has been with Agenix since 1 May 2003, when he commenced as Chief Financial Officer and Company Secretary. He was appointed to the Board on 7 December 2004.

Mr Leggett has a Bachelor of Commerce Degree and a Master of Business Administration Degree. He is a member of the Australian Institute of Company Directors, an Associate Fellow of the Australian Institute of Management, and a Fellow of both the Chartered Institute of Secretaries and Taxation Institute of Australia. Mr Leggett worked in chartered accountancy for 16 years and has 17 years of commercial experience.

Prior to this position he has held senior corporate financial positions including Chief Financial Officer and Company Secretarial roles at Orrcon Limited, A. Goninan and Sons Limited and Grow Force Australia Limited. He has been a chartered accountant for 26 years.

Mr Leggett was a non-executive director of the ASX listed public company MatrixView Limited. He was appointed 23 November 2004 and he resigned 18 August 2006.

Mr Donald Home ***BSc (Hons)*****, MAICD** *Age 45*

Former Managing Director. Resigned 15 December 2005. Appointed 12 December 2001. Had been Chief Executive Officer since July 2001.

Joint Company Secretaries:

Mr Karl Schlobohm ***B.Com, B.Eco*****, CA, MAICD**

Joint Company Secretary. Appointed 15 December 2005.

Mr Schlobohm is a Registered Tax agent. He is the Brisbane Principal of Prosperity Advisers, a fully integrated financial services firm. Mr Schlobohm was formerly a Partner with mid tier accounting firm Grant Thornton with special expertise in business planning and facilitation. He also spent seven years with Ernst & Young prior. Mr Schlobohm has guided a number of start up enterprises through to commercial success.

Mr Schlobohm is chairman of Australasian Retail Media Group Limited and Company Secretary of ASX listed company Linc Energy Limited.

Mr Anthony Finn ***B.Com*****, CPA**

Joint Company Secretary. Appointed 15 December 2005.

Mr Finn is a Certified Practising Accountant. Mr Finn was appointed Corporate Accountant of Agenix Limited on 18 August 2003 and Finance Manager on 1 January 2006. Prior to working for Agenix, Mr Finn worked for two years at a manufacturing company.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY AND RELATED BODIES CORPORATE

As at the date of this report the interests of the Directors in the shares and options of the company were:

	Ordinary Shares	Options Expiring 20/07/2007	Options Expiring 21/07/2009	Options Expiring 21/07/2010	Options Expiring 18/11/2010
R. Govindan	5,062,500	300,000	-	-	-
F.F. Wong	3,125,000	-	-	-	-
M. Davey	175,323	60,000	-	-	-
Dr A. Lamotte	-	-	-	-	-
N. Leggett	629,000	-	175,000	250,000	1,250,000

Upon shareholder approval, Mr Leggett will be granted the following options as part of his remuneration package as Chief Executive Officer and Managing Director:

- 3,000,000 options exercisable at $0.53, being double the average closing share price for the 20 trading days prior to the date of appointment on 15 December 2005, expiring on 15 December 2011.
- 1,000,000 options exercisable at $0.53, being double the average closing share price for the 20 trading days prior to the date of appointment on 15 December 2005. These options only vest if the average closing share price is greater than the Intersuisse/Elixir Securities valuation (Oct 2005) of $1.26 for a continuous 3 month period prior to the end of the term of employment contract on 15 December 2008, expiring on 15 December 2011.
- 500,000 options to be issued on each of 21 July 2006 (at 50% premium to the market price), 2007 and 2008 in conjunction with the annual Employee Option Plan. For the 500,000 options to be effective issued 21 July 2006, the exercise price will be $0.25. The options will expire 6 years from grant date.

LOSS PER SHARE	Cents
Basic and diluted earnings (loss) per share	(2.0)

DIVIDENDS PAID AND PROPOSED

No dividend has been paid or proposed by the company in relation to the year ended 30 June 2006 (2005: $nil).

CORPORATE INFORMATION

Agenix Limited is a company limited by shares that is incorporated and domiciled in Australia. Agenix is listed on the Australian Stock Exchange.

Group Reporting Structure


Agenix Limited
Agen Biomedical Limited
Monoclonal Antibody Development
Human Health
(in process of disposal)

CORPORATE INFORMATION (continued)

Principal Activities

The principal activities of the economic entity during the financial year were:

- Development of monoclonal antibody-based products
- Research, development, manufacture and sale of veterinary* and medical diagnostic products and technologies;
- Biotechnology research and development; and
- Manufacture and sale of biochemicals.

* On 7 April 2006 the company announced to the Australian Stock Exchange that it had signed an agreement to assign the patents and other intangible assets of its AGEN Animal Health business and grant certain distribution rights for its animal health products to IDEXX Laboratories, Inc. – see the Significant Changes in the State of Affairs section contained within this report.

Employees

The consolidated entity employed 57 employees as at 30 June 2006 (2005: 91 employees).

OPERATIONAL AND FINANCIAL REVIEW

1. Operational Highlights

The main highlights of operations during the year were:

- The announcement on 16 September 2005 of a 1:4 rights issue at $0.25 per share to raise $9.6 million net of costs.
- The ThromboView® Phase Ib PE clinical trial indicated higher sensitivity of ThromboView® compared to computed tomography pulmonary angiography (CTPA) than expected.
- The announcement on 17 March 2006 of a share placement of $3.0 million at $0.22 per share.
- Agenix sold its non-core subsidiary, Industrial Biosystems Pty Ltd, in March 2006 for $376,000. The company's main asset, land and a building situated in Belmont, Western Australia, had in past years supported research and development activities but more recently had been leased as a commercial property. An amount of $211,000 was received prior to the end of the 2006 financial year, with the balance of $165,000 received on 6 July 2006. The sale represented a profit of $61,000 over book value.
- Sales initiatives, including above-budget sales of biological products, which raised cash in excess of $2.0 million more than previously forecast.
- Cost-cutting initiatives, including the announcement of redundancies.
- The signing in April 2006 of an agreement with US company IDEXX Laboratories, Inc. to assign patents and other intangible assets of its AGEN Animal Health business as well as granting certain distribution rights for its animal health business for $10M. At 30 June 2006, $7.2 million in cash and working capital items has been received. Agenix is expected to receive a further $2.8 million progressively as operational and transfer milestones are completed.
- The announcement on 20 June 2006 of completion of the interim analysis for the phase II deep vein thrombosis clinical trial in the United States and Canada which supported the advance of the programme towards registration trials.
- The signing of a sale and leaseback agreement in June 2006 for the Company's head office properties in Acacia Ridge, Queensland for $5.15 million. The initial lease term is 6 years, with two option periods of 4 years each. The sale price exceeds book value by $351,000 and this profit will be brought to account in the year ended 30 June 2007 in accordance with accounting standards. The yield based on the initial rental is 7.8%. The transaction settled on 26 July 2006.

Subsequent to the end of the financial year but prior to the signing of this report, the following additional highlights have occurred:

- The announcement on 25 July 2006 that our forecast result for the year ended 30 June 2006 was for a substantially reduced loss of ($3.7) million compared to ($13.6) million the previous year.
- The announcement on 10 August 2006 of the granting of patents for our ThromboView® technology in the United States and Singapore, with approval in other jurisdictions likely to follow. The patents granted expire on 26 June 2022.
- The announcement on 31 August 2006 of a collaboration between our company and ANSTO (Australian Nuclear Science and Technology Organisation) for a research study into the development of a PET-labelled ThromboView® product. PET (Positron Emission Tomography) is an imaging technique which has the potential to be used to create a product to image arterial-based clots.
- The announcement on 7 September 2006 of the appointment of world class people to our Scientific Advisory Board to support our new corporate strategy.

2. Financial Overview

A) Discontinued / continuing operations

Agenix has announced previously that its corporate strategy is to sell its non-core Animal Health and Human Health businesses and to develop a broad pipeline of monoclonal antibody-based products, of which ThromboView® is the first. These non-core assets are described as "discontinued operations" under accounting standards, even though one of them, the Human Health business, has not been sold at the date of this report. "Continuing operations" currently encompasses the ThromboView® project and corporate overheads. Whilst these operations will continue into the year ended 30 June 2007, the level of expenditure on ThromboView® and corporate overheads is expected to fall to much lower levels than in earlier years.

2. **Financial Overview (continued)**

B) **Financial result**

The loss after tax of ($3,721,000) was a substantially lower loss than the prior year's loss of ($13,616,000).

The major contributor to the loss this year were:

	$ 000
Gross profit from continuing operations	689
Occupancy and administrative expenses	(3,666)
Executive termination payments	(662)
Research and development expenses - ThromboView®	(10,187)
Research and development expenses - other	(211)
Operating profit from discontinued operations	5,873
Profit on the disposal of discontinued operations	4,620
	(3,544)
Other items	(177)
	(3,721)

C) **Loss per share**

As a result of the lower operating loss after tax than the previous year, basic and diluted loss per share improved 72.5% to (2.0) cents per share compared to (8.7) cents per share in the prior period.

D) **Revenue**

	Consolidated results					
	2005/06			2004/05		
Revenue[1]	1st Half $ 000	2nd Half $ 000	Total $ 000	1st Half $ 000	2nd Half $ 000	Total $ 000
Sales						
Agen	6,937	9,662	16,599	7,583	6,803	14,386
Milton	-	-	-	5,613	1,779	7,392
Molecular biology	177	71	248	191	210	401
	7,114	**9,733**	**16,847**	**13,387**	**8,792**	**22,179**
Revenue from royalties and licences	278	170	448	1,001	1,017	2,018
Clinical trial revenue	111	123	234	117	87	204
Contract development revenue	-	78	78	-	-	-
Rental revenue	25	19	44	36	24	60
Finance revenue	156	117	273	13	54	67
Total Revenue	**7,684**	**10,240**	**17,924**	**14,554**	**9,974**	**24,528**

Note:

[1] *Revenue for Agen and Milton will be disclosed under discontinued operations for statutory purposes.*

- Total revenue is disclosed in the attached accounts as:

	2006 $ 000	2005 $ 000
Continuing operations	833	669
Discontinuing operations	17,091	23,859
	17,924	24,528

- Agen sales revenue increased by 39.3% in the second half compared to the first half, due to an increased focus on the sale of biological products in the Human Health business.
- Revenue from royalties and licence fees continued to decline throughout the year as patents around the original D-dimer in vitro diagnostic expired.

2. **Financial Overview (continued)**

E) **Expenditure**

(i) Research and Development

Research and development	Consolidated results 2005/06 1st Half $ 000	2005/06 2nd Half $ 000	2005/06 Total $ 000	2004/05 1st Half $ 000	2004/05 2nd Half $ 000	2004/05 Total $ 000
Continuing operations						
ThromboView® project	4,967	5,220	10,187	2,400	3,644	6,044
Other	98	113	211	130	134	264
	5,065	5,333	10,398	2,530	3,778	6,308
Discontinued operations:						
Animal and Human Health	282	239	521	305	208	513
Total research and development	**5,347**	**5,572**	**10,919**	**2,835**	**3,986**	**6,821**

ThromboView® expenditure increased 68.5% over last year, due to the continual scale up of contract manufacturing activities by Diosynth Biotechnology in the United States in preparation for the Phase III clinical trials.

(ii) Salaries & Wages

Employee expenses	Consolidated results 2005/06 1st Half $ 000	2005/06 2nd Half $ 000	2005/06 Total $ 000	2004/05 1st Half $ 000	2004/05 2nd Half $ 000	2004/05 Total $ 000
Agen and corporate overheads						
Salaries and wages (including on costs)						
Continuing operations	1,197	1,133	2,330	1,428	1,302	2,730
Discontinued operations	1,939	1,750	3,689	2,740	2,488	5,228
	3,136	2,883	6,019	4,168	3,790	7,958
Share based payments expense	164	434	598	823	832	1,655
Corporate restructure - redundancies	-	310	310	-	326	326
Executive termination payments	662	-	662	-	-	-
Write-back of executive share-based payments expense	(215)	-	(215)	-	-	-
	3,747	**3,627**	**7,374**	**4,991**	**4,948**	**9,939**
Milton						
Salaries and wages (including on costs)	-	-	-	2,146	762	2,908
Share based payments expense / (write-back)	(76)	(239)	(315)	134	139	273
Corporate restructure - redundancies	-	-	-	-	315	315
	(76)	**(239)**	**(315)**	**2,280**	**1,216**	**3,496**
Total employee expenses	**3,671**	**3,388**	**7,059**	**7,271**	**6,164**	**13,435**

- The strong, continuing focus on cost reduction has seen a significant reduction in employee expenses and numbers across all areas of the group. Employee numbers were 91 on 30 June 2005, which had decreased to 84 on 31 December 2005 and to 57 on 30 June 2006.
- Excluding the Milton operation, which was sold on 28 February 2005, Agenix Group employee expenses decreased by 25.7% in the year ended 30 June 2006 compared to the year ended 30 June 2005.
- These cost saving initiatives will continue during the 2006/07 year with salaries and wages forecast to decrease by 29% compared to 2005/06.

2. Financial Overview (continued)

F) Distribution to shareholders

Dividends
The company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period. The company does not anticipate that it will be paying a dividend in the year ended 30 June 2007.

G) Balance Sheet

Total equity at 30 June 2006 was $14,211,000, which was an increase of $8,817,000 on the 30 June 2005 balance. This was due to the receipt of new share capital of $12,450,000 (net of costs) from capital raisings in September 2005 and March 2006, offset by the operating loss of $3,721,000 and the movement in the share option reserve of $88,000 incurred this financial year.

Current assets exceed current liabilities at 30 June 2006 by a ratio of 2.5:1 (2005: 1.9:1).

H) Share issue

Capital raising
On 19 September 2005, a fully underwritten rights issue of 41,391,891 new shares to the value of $9,630,000 (net of costs) was raised on the basis of 1 new share for every 4 fully paid ordinary shares held at $0.25 per share. A further $2,820,000 (net of costs) was raised from a placement of 13,636,364 shares to institutions and sophisticated investors announced on 17 March 2006 at $0.22 per share. The shares were issued between 29 March 2006 and 2 May 2006.

Exercise of employee options
During the financial year, no employees or consultants exercised their options to acquire fully paid ordinary shares in Agenix Limited. Since the end of the financial year, no options have been exercised.

Issue of employee options under employee option plan
The company issues options to employees under the employee option plan on 21 July each year, subject to confirmation by the directors. The exercise price under the plan rules is to be the average closing price of Agenix Limited fully paid ordinary shares for the 20 trading days prior to each 21 July.

On 21 July 2005 2,578,750 options were issued to employees at an exercise price of $0.30, which was reduced under the ASX Listing Rules to $0.2928 following the fully underwritten rights issue on 19 September 2005.

Effective 21 July 2006 1,616,250 options were issued to employees with an exercise price of $0.22. The calculated exercise price under the plan rules was $0.168. However, under ASX Listing Rules, the exercise price of an option cannot be less than $0.20. Further, the directors resolved that the exercise price should not be less than the price of the share placement announced on 17 March 2006, namely $0.22.

Issue of options to consultants and advisers
On 1 January 2006, the company issued 200,000 options to a consultant to acquire fully paid ordinary shares in Agenix Limited at an exercise price of $0.40. The options vested immediately upon issue, with an expiry of 31 December 2011.

Lapse of senior executive options
As a result of senior executives ceasing employment 4,250,000 lapsed unexercised subsequent to the end of the financial year. Only 500,000 options relating to senior executives who ceased employment in the financial year remain available to be exercised. These options have an exercise price of $0.3228 and expire on 20 July 2007.

2. **Financial Overview (continued)**

l) **Statement of Cash Flows**

(i) Cash on hand

	$ 000
Cash on hand 30 June 2005	2,054
Relating to ThromboView®	(10,096)
Less START grant receipts	223
	(9,873)
Other operating cash inflows	1,390
	(8,483)
	(6,429)
Capital expenditure	(191)
Proceeds from the sale of discontinued operations (net of costs of sale)	8,307
Proceeds from sale of property, plant and equipment	45
Proceeds from sale of Industrial Biosystems Pty Ltd	211
	1,943
Repayment of borrowings	(5,650)
Proceeds from issue of shares from capital raisings	12,450
Cash on hand 30 June 2006	8,743

(ii) Bank bill facility

- The company has a $5.0 million bank bill facility from the Commonwealth Bank of Australia, which is secured over all the assets and undertakings of the Company. At 30 June 2006 the facility was drawn down to $5.0 million. Upon settlement of the sale and leaseback of its Acacia Ridge, Queensland properties on 26 July 2006, the company repaid the balance drawn down in full. At this time the facility limit was reduced from $5.0 million to $1.8 million. The facility is an evergreen facility with an availability period ending 30 September 2006. It is unlikely that the company will renew the facility.
- The sale of the land and buildings originally owned by Milton was settled on 25 July 2005 and generated cash of $1.8 million. This brought total proceeds from the sale of Milton Pharmaceuticals to $6.2 million.
- The sale of Industrial Biosystems Pty Ltd in March 2006 generated proceeds of $211,000 in the current year, with the balance of $165,000 received on 6 July 2006.

2. Financial Overview (continued)

RISK MANAGEMENT

Foreign currency risk
The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the Group's measurement currency. The Group manages this through the use of US dollar bank accounts as well as forward exchange contracts designed to hedge specified amounts for foreign currencies in the future at stipulated exchange rates. The objective in entering into the forward exchange contracts is to protect the consolidated entity against unfavourable exchange rate movements for both contracted and anticipated future sales and purchases undertaken in foreign currencies.

Credit risk exposure
The Group trades only with recognised, creditworthy third parties. It is the Group's policies that all customers who wish to trade on credit terms are subject to credit verification procedures. Since the Group trades with recognised third parties, there is no requirement for collateral.

Credit risk in trade receivables is managed in the following ways:
- payment terms are 30 days for domestic customers and 60 days for international customers; and
- a risk assessment process is used for customers with balances over $25,000.

Liquidity risk
The consolidated entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profile of financial assets and liabilities.

STATEMENT OF COMPLIANCE

This report is based on the guidelines in The Group of 100 Incorporated publication *Guide to the Review of Operations and Financial Condition.*

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Animal Health IP and Distribution Agreement

On 7 April 2006 Agenix signed an agreement with US company IDEXX Laboratories to assign the patents and other intangible assets of its AGEN Animal Health business and grant certain distribution rights for its animal health products for $10.0 million. On 24 April 2006 Agenix received $7.2 million in cash. Agenix is expected to receive a further $2.8 million progressively as operational and transfer milestones are completed.

Discontinuance of Human Health in vitro diagnostics

The Board of Directors has decided to actively seek the disposal of the company's Human Health *in vitro* diagnostics business. The disposal is in line with the company's long-term focus and strategy. The company is in negotiations with several parties. As a result, the business has been classified as held for sale at 30 June 2006.

SIGNIFICANT EVENTS AFTER BALANCE DATE

Sale and leaseback agreement
On 26 June 2006 Agenix signed a sale and leaseback agreement for its head office properties in Acacia Ridge, Queensland for $5,150,000. The initial lease term is 6 years, with two option periods of 4 years each. The sale price exceeds book value by $351,000 and this profit will be brought to account in the year ended 30 June 2007 in accordance with accounting standards. The yield based on the initial rental is 7.8%. The transaction settled on 26 July 2006.

Commercial bill facility
Upon settlement of the sale and leaseback of its Acacia Ridge, Queensland properties on 26 July 2006, the company repaid the drawn down commercial bill facility balance of $5.0 million in full. At this time the facility limit was reduced from $5.0 million to $1.8 million. The facility is an evergreen facility with an availability period ending 30 September 2006. It is unlikely that the company will renew the facility.

FUTURE FINANCIAL PROSPECTS

Agenix is involved in active discussions with several parties with regards to a ThromboView® partnering deal. It is not the company's intention to conduct later stage clinical trials for ThromboView® without financial support, such as that of a partner.

Accordingly, the net level of expenditure on ThromboView® is likely to be much lower than the level this year.

The company will continue to negotiate with relevant parties regarding the disposal of the Human Health business.

The company, in accordance with our stated corporate strategy, will seek to broaden its development pipeline.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The consolidated entity holds any necessary licences issued by the relevant environmental protection authorities. These licences specify limits and regulate the management of discharges to the air and storm water run-off associated with the production processes and storage of any hazardous materials.

There have been no significant known breaches of the consolidated entity's licence conditions.

SHARE OPTIONS

Unissued ordinary shares
At the date of this report, there were the following options which could be exercised into ordinary shares under the employee option plan:

Number of options	Grant date	Vesting date	Expiry date	WAEP^ $
1,230,200	20 July 2001	19 July 2003	20 July 2007	0.3228
607,500	14 March 2003	25 July 2004	25 July 2008	0.3328
1,306,250	6 October 2003	21 July 2005	21 July 2009	0.4128
30,000	1 February 2004	31 January 2006	31 January 2010	0.7028
1,418,000	21 September 2004	21 July 2006	21 July 2010	0.6728
1,250,000	18 November 2004	18 November 2006	18 November 2010	0.5428
2,002,500	31 August 2005	21 July 2007	21 July 2011	0.2928
7,844,450				

^ Weighted average exercise price (WAEP)

Effective 21 July 2006 1,616,250 unlisted employee options were issued to employees with an exercise price of $0.22 cents, expiring 21 July 2012.

At 30 June 2006, there were the following unissued options which could be exercised into ordinary shares, which have been granted to external consultants of the company:

Number of options	Grant date	Vesting date	Expiry date	WAEP $
250,000	27 December 2002	22 September 2004	22 September 2009	0.4000
200,000	1 January 2006	1 January 2006	1 January 2012	0.4000
450,000				

Options cannot be transferred and are not quoted on the Australian Stock Exchange. Option holders do not participate in any share issue or interest issue of the company or any other body corporate. They have no voting powers.

Shares issued as a result of the exercise of options
During the financial year, no employees or consultants exercised their options to acquire fully paid ordinary shares in Agenix Limited. Since the end of the financial year, no options have been exercised.

INDEMNIFICATION AND INSURANCE FOR DIRECTORS AND OFFICERS

During the year, the economic entity has paid premiums in respect of a contract insuring all of the directors and executive officers of the economic entity against a liability incurred in their role as directors and officers of the economic entity, except where:
(a) The liability arises out of conduct involving a wilful breach of duty; or
(b) There has been a contravention of Sections 182 or 183 of the Corporations Act 2001.

The company paid a premium in respect of a contract insuring directors, secretaries and executive officers in respect of certain liabilities. The insurance contract contains a confidentiality condition, which prohibits disclosure of the nature of the liabilities insured or the premium paid.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Agenix Limited (the company).

Remuneration philosophy

The performance of the company depends upon the quality of its directors, executives and staff. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives
- Link executive rewards to shareholder value
- Allocate a significant portion of executive remuneration as 'at risk', dependent upon meeting pre-determined performance benchmarks
- Establish appropriate, demanding performance hurdles in relation to variable executive remuneration.

Remuneration committee

The Remuneration Committee of the Board of Directors of the company is responsible for determining and reviewing compensation arrangements for the directors, the Chief Executive Officer (CEO) and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of directors and senior managers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

REMUNERATION REPORT (continued)

Non-executive director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on 28 November 2003 when shareholders approved an aggregate remuneration of $350,000 per annum. The actual amount paid during the financial year ended 30 June 2006 was $319,273 (2005: $277,950).

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. The board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fee for being a director of the company. No additional fees are paid for board committee membership. Should a director be requested by the Chairman to undertake review work additional to normal board and board committee work, the director receives additional fees based on commercial hourly rates. However the additional fees will not result in the aggregate amount of directors' fees approved by shareholders being exceeded.

Non-executive directors have long been encouraged by the board to hold shares in the company (purchased by the director on market). It is considered good governance for directors to have a stake in the company whose board he or she sits. Shareholdings of directors are disclosed within this report.

The remuneration of non-executive directors for the period ending 30 June 2006 is detailed in Table 1 of this report.

Senior manager and executive director remuneration

Objective

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the company and so as to:

- reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link reward with the strategic goals and performance of the company; and
- ensure total remuneration is competitive by market standards.

Structure

In determining the level and make-up of executive remuneration, the Remuneration Committee benchmarks remuneration packages with comparable organisations.

It is the Remuneration Committee's policy that employment contracts are entered into for all employees. Details of the contracts for the Chief Executive Officer ("CEO"), the Director Research and Development, the Director Clinical and Commercial Programs and the Operations Manager are provided on within this report.

Remuneration consists of the following key elements:

- Fixed Remuneration
- Variable Remuneration
  - Short Term Incentive ('STI'); and
  - Long Term Incentive ('LTI').

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) is established for each senior executive by the Remuneration Committee, and for other employees by the CEO. The remuneration of all senior managers is reviewed by the Remuneration Committee. Table 2 details the fixed and variable components (%) of the key executives of the company.

REMUNERATION REPORT (continued)

Fixed Remuneration

Objective

The level of fixed remuneration is set so as to provide a base level of remuneration, which is both appropriate to the position and is competitive in the market.

Fixed remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Structure

Senior managers are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as motor vehicles and additional superannuation, which is provided by salary sacrifice. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

The fixed remuneration component of the key executives is detailed in Table 2.

Variable Remuneration – Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of the company's operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the senior manager to achieve the operational targets and such that the cost to the company is reasonable in the circumstances.

Structure

Actual STI payments granted to each senior manager depend on the extent to which specific operating targets, set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution of net profit after tax, customer service and product management.

The aggregate of annual STI payments available for executives across the company is subject to the approval of the Remuneration Committee. Payments made are usually delivered as a cash bonus or as a superannuation contribution.

Variable Pay – Long Term Incentive (LTI)

Objective

The objective of the LTI plan is to reward senior managers in a manner, which aligns this element of remuneration with the creation of shareholder wealth.

As such LTI grants are only made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the company's performance against the relevant long-term performance hurdle.

Structure

LTI grants to executives are delivered in the form of options.

All options issued under the employee option plan, including executive options, have a two year vesting period. If an executive ceases employment with the company prior to the options vesting, then those options are forfeited. Vested options are forfeited if they are not exercised within one month upon an executive ceasing employment with the company, or six months in special circumstances as deemed appropriate by board of directors.

REMUNERATION REPORT (continued)

Company performance
The company is engaged in a major research and development project, the ThromboView® Project, which requires the expenditure of substantial sums of money as outlined elsewhere in the accounts. Accordingly, the company has not in the past paid a dividend and is unlikely to until ThromboView® or other product developments are commercialised. It is therefore the directors' view that the relationship between the company's earnings and remuneration is not as important as the achievement of operating performance milestones.


Agenix share price from 1 July 2002 to 30 June 2006 compared to Intersuisse's Biotechnology Index
$
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
-
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Agenix Limited
Intersuisse Biotechnology Index


Net Loss after tax
for the year ended 30 June
$ 000
2,000
-
(2,000)
(4,000)
(6,000)
(8,000)
(10,000)
(12,000)
(14,000)
(16,000)
161
(811)
(14,336)
(13,616)
(3,721)
2002
2003
2004
2005
2006


ThromboView® project expenditure
for the year ended 30 June
$ 000
12,000
10,000
8,000
6,000
4,000
2,000
-
2,055
4,789
5,446
6,044
10,187
2002
2003
2004
2005
2006

REMUNERATION REPORT (continued)

Employment contracts
The Chief Executive Officer and Managing Director, Mr Neil Leggett, is employed under contract. The current employment contract is a 3 year contract that commenced on 15 December 2005 and terminates on 15 December 2008. The company may commence negotiations to enter into a new employment contract with Mr Leggett at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Mr Leggett will be paid fixed compensation of $291,450 p.a. and is entitled to short-term and long-term incentives.
- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Remuneration Committee. The criteria include both operational and share price performance milestone.
- The company or Mr Leggett may terminate this contract by giving 6 months' written notice at any time on or after that date which is 6 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the board of directors.
- The company may terminate this employment agreement by making a one-off lump sum payment of:
  - (i) An amount equal to twelve months' fixed remuneration plus the amount which represents the average annual percentage of the short term incentive plan (STI) paid over the previous three years, or the duration of employment if such is less than three years; and
  - (ii) Pay any amount to which the employee is entitled in lieu of unused annual leave or long service leave, as at the termination date; and
  - (iii) An amount equal to the Black-Scholes valuation of the unexercised options issued to the employee as a director at the termination date, and
  - (iv) The difference between the lease payout and the trade-in value of the vehicle normally driven by Mr Leggett, and
  - (v) In the event of termination prior to December 15, 2006, an additional amount equal to 25% of the amount payable in (i) above.
- The company may terminate the contract if serious misconduct has occurred. Where termination with cause occurs, Mr Leggett is only entitled to that portion of remuneration that is fixed and any amount to which the employee is entitled in lieu of unused annual leave or long service leave, and only up to the date of termination. On termination with cause, any unvested options will be immediately be forfeited.

The Director Research and Development, Dr Michael Gerometta, is employed under contract. The current employment contract is a 2 year contract commencing on 1 April, 2006 and terminating on 31 March 2008. The company may commence negotiations to enter into a new employment contract with Dr Gerometta at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Dr Gerometta will be paid a fixed remuneration of $163,500 p.a. and is entitled to short-term and long-term incentives.
- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Managing Director. The criteria include operational milestones.
- The company or Dr Gerometta may terminate this contract by giving 3 months' written notice at any time on or after that date which is 3 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the board of directors.
- The company may terminate this employment contract by making a one-off lump sum payment of:
  - (i) An amount equal to six months' Fixed Remuneration.
  - (ii) Pay any amount to which the Employee is entitled in lieu of unused annual leave or long service leave, as at the termination date.
- The company may terminate the contract without notice if serious misconduct has occurred. Where termination with cause occurs, the employee is only entitled to any remuneration as at termination date and any amount to which the employee is entitled in lieu of annual leave or long service leave. On termination without notice by the company, any unvested options will be forfeited. Vested options are forfeited if they are not exercised within one month of termination, or six months in special circumstances as deemed appropriate by the board of directors.

REMUNERATION REPORT (continued)

Employment contracts (continued)

The Director Clinical and Commercial Programs, Ms Helen Roberts, is employed under contract. The current employment contract is a 2 year contract commencing on 1 April, 2006 and terminating on 31 March, 2008. The company may commence negotiations to enter into a new employment contract with Ms Roberts at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Ms Roberts will be paid a fixed remuneration of $163,500 p.a. and is entitled to short-term and long-term incentives.
- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Managing Director. The criteria include operational milestone.
- The company or Ms Roberts may terminate this contract by giving 3 months' written notice given at any time on or after that date which is 3 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the board of directors.
- The company may terminate this employment contract by making a one-off lump sum payment of:
  - (i) An amount equal to six months' Fixed Remuneration.
  - (ii) Pay any amount to which the Employee is entitled in lieu of unused annual leave or long service leave, as at the termination date.
- The company may terminate the contract without notice if serious misconduct has occurred. Where termination with cause occurs, the employee is only entitled to any remuneration as at termination date and any amount to which the employee is entitled in lieu of annual leave or long service leave. On termination without notice by the company, any unvested options will be forfeited. Vested options are forfeited if they are not exercised within one month of termination, or six months in special circumstances as deemed appropriate by the board of directors.

The Operations Manager, Mr Mark McArthur, is employed under contract. The current employment contract is a 2 year contract commencing on 1 April, 2006 and terminating on 31 March, 2008. The company may commence negotiations to enter into a new employment contract with Mr McArthur at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Mr McArthur will be paid a fixed remuneration of $141,700 p.a. and is entitled to short-term and long-term incentives.
- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Managing Director. The criteria include operational milestones.
- The company or Mr McArthur may terminate this contract by giving 3 months' written notice given at any time on or after that date which is 3 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the board of directors.
- The company may terminate this employment contract by making a one-off lump sum payment of:
  - (i) An amount equal to six months' Fixed Remuneration.
  - (ii) Pay any amount to which the Employee is entitled in lieu of unused annual leave or long service leave, as at the termination date.
- The company may terminate the contract without notice if serious misconduct has occurred. Where termination with cause occurs, the employee is only entitled to any remuneration as at termination date and any amount to which the employee is entitled in lieu of annual leave or long service leave. On termination without notice by the company, any unvested options will be forfeited. Vested options are forfeited if they are not exercised within one month of termination, or six months in special circumstances as deemed appropriate by the board of directors.

Remuneration of Key Management Personnel

Directors	
R. Govindan	Non-executive Chairman (from 7 December 2004; previously Executive Chairman)
F.F. Wong	Non-executive Director
M. Davey	Non-executive Director
Dr A. Lamotte	Non-executive Director (appointed 28 September 2005)
N. Leggett	Chief Executive Officer and Managing Director (from 15 December 2005; previously Finance Director)
D. Home	Managing Director (resigned 15 December 2005)
Executives	
S. Morrison	Vice President Operations (made redundant 1 July 2006)
G. Mastroianni	Vice President Sales and Marketing
M. Gerometta	Director Research and Development
H. Roberts	Director Clinical and Commercial Programs
P.Toye	Manager of Research
M.McArthur	Operations Manager
B. Calvin	Chief Operating Officer (made redundant 27 October 2005)

REMUNERATION REPORT (continued)

Table 1: Directors remuneration for the year ended 30 June 2006

		Short term			Post Employment		Share based payments	Total	Total Performance Related
		Salary & Fees	Cash Bonus	Non Monetary	Superannuation	Termination Benefits	Options		
		$	$	$	$	$	$	$	
R. Govindan	2006	150,000	-	-	13,500	-	-	163,500	0.00%
	2005	150,000	-	-	13,500	-	-	163,500	0.00%
F.F. Wong	2006	50,000	-	-	4,500	-	-	54,500	0.00%
	2005	50,000	-	-	4,500	-	-	54,500	0.00%
M. Davey	2006	55,000	-	-	4,950	-	-	59,950	0.00%
	2005	55,000	-	-	4,950	-	-	59,950	0.00%
Dr A. Lamotte	2006	37,911	-	-	3,412	-	-	41,323	0.00%
	2005	-	-	-	-	-	-	-	0.00%
N. Leggett	2006	142,275	72,842	46,478	39,240	-	120,698	421,533	17.28%
	2005	100,337	46,493	39,991	32,780	-	210,945	430,546	10.80%
D. Home*	2006	109,125	-	38,222	11,425	542,080	(139,722)	561,130	0.00%
	2005	158,819	94,098	87,881	33,469	-	749,384	1,123,651	8.37%
Total Remuneration									
	2006	544,311	72,842	84,700	77,027	542,080	(19,024)	1,301,936	
	2005	514,156	140,591	127,872	89,199	-	960,329	1,832,147	

* Following the resignation of Mr Home, 3,500,000 of the 4,000,000 options held by the employee expired unexercised. The share based payments expense of unvested options was written back during the period. This write back amounted to $139,722.

REMUNERATION REPORT (continued)

Table 2: Remuneration of key executives for the year ended 30 June 2006

		Short term			Post Employment		Share based payments	Total	Total Performance Related
		Salary & Fees	Cash Bonus	Non Monetary	Superannuation	Termination Benefits	Options		
		$	$	$	$	$	$	$	
S. Morrison	2006	147,642	30,267	-	16,012	-	29,608	223,529	13.54%
	2005	132,534	32,213	-	24,364	-	55,005	244,116	13.20%
G. Mastroianni	2006	131,402	33,937	-	25,780	-	29,279	220,398	15.40%
	2005	134,953	20,411	-	15,799	-	49,307	220,470	9.26%
M. Gerometta	2006	124,960	27,351	-	20,645	-	20,812	193,767	14.12%
	2005	112,889	17,230	-	18,187	-	23,796	172,102	10.01%
H. Roberts	2006	126,679	34,170	-	14,476	-	20,812	196,137	17.42%
	2005	111,490	19,474	-	11,787	-	23,796	166,547	11.69%
P. Toye	2006	87,682	12,275	-	8,996	-	12,497	121,450	10.11%
	2005	84,717	11,860	-	8,692	-	18,508	123,777	9.58%
M. McArthur	2006	97,963	21,593	-	10,760	-	12,497	142,813	15.12%
	2005	68,096	17,828	-	7,601	-	18,508	112,033	15.91%
B. Calvin*	2006	61,158	-	8,094	5,541	98,325	(75,601)	97,517	0.00%
	2005	139,683	48,807	34,629	20,081	-	78,682	321,882	15.16%
Total Remuneration									
	2006	777,486	159,593	8,094	102,210	98,325	49,904	1,195,612	
	2005	784,362	167,823	34,629	106,511	-	267,602	1,360,927	

* Following the termination of Mr Calvin, all options held by the employee expired unexercised. The share based payments expense of unvested options was written back during the period. This write back amounted to $75,601.

Table 3: Options granted as part of remuneration for the year ended 30 June 2006

	Grant date	Number granted	Vesting Date	Value per option at grant date^	Value of options granted during the year $ 000	Value of options exercised during the year $ 000	Value of options lapsed during the year $ 000	Total value of options granted, exercised and lapsed during the year $ 000	% of Remuneration
S. Morrison	21 July 2005	150,000	21 July 2007	0.1707	25,605	-	-	25,605	11.45%
G. Mastroianni	21 July 2005	150,000	21 July 2007	0.1707	25,605	-	-	25,605	11.62%
M. Gerometta	21 July 2005	150,000	21 July 2007	0.1707	25,605	-	-	25,605	13.21%
H. Roberts	21 July 2005	150,000	21 July 2007	0.1707	25,605	-	-	25,605	13.05%
P. Toye	21 July 2005	67,500	21 July 2007	0.1707	11,522	-	-	11,522	9.49%
M. McArthur	21 July 2005	67,500	21 July 2007	0.1707	11,522	-	-	11,522	8.07%
B. Calvin*	21 July 2005	250,000	21 July 2007	0.1707	42,675	-	(203,900)	(161,225)	(165.3) %

* These options were forfeited by Mr Calvin 30 days after termination of his employment on 27 October 2005.

^ From 1 July 2004, options granted as part of employees' remuneration have been valued using the Black-Scholes model, which takes account factors including the option exercise price, the current level of volatility of the underlying share price, the risk free interest rate, expected dividends of the underlying share, current market price of the underlying share and expected life of the option.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

DIRECTORS' MEETINGS

During the year, 8 directors' meetings were held.
The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

Board	Meetings Held Whilst in Office	Attended
R. Govindan	8	8
F.F. Wong	8	8
M. Davey	8	8
Dr. A. Lamotte*	5	5
N. Leggett	8	8
D. Home**	4	4

* Dr Lamotte was appointed a director on 28 September 2005.
** Mr Home resigned as a director on 15 December 2005.

Audit Committee	Meetings Held Whilst in Office	Attended
Dr. A. Lamotte*	1	1
F.F. Wong	2	2
M. Davey*	1	1

* Dr Lamotte was appointed to the Audit Committee on 28 September 2005 and Mr Davey resigned from the Audit Committee on that date.

Remuneration Committee	Meetings Held Whilst in Office	Attended
M. Davey	-	-
R. Govindan	-	-

COMMITTEE MEMBERSHIP

As at the date of this report, the company had an Audit Committee and a Remuneration Committee of the board of directors.

Members acting on the committees of the board during the year were:

Audit
Dr. A. Lamotte, Chairman (from 28 September 2005)
F.F. Wong
Myles Davey (until 28 September 2005)

Remuneration
Myles Davey, Chairman
Ravindran Govindan

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Agenix Limited

In relation to our audit of the financial report of Agenix Limited and its consolidated entities for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young



Winna Brown
Partner
28 September 2006

NON-AUDIT SERVICES

The following non-audit services were provided by the entity's auditors, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

	$'s
R&D tax concession work	37,000
START grant audits as required by AusIndustry	10,000
	47,000

Signed in accordance with a resolution of the Directors.



Neil Leggett
CEO and Managing Director
Brisbane, 28 September 2006

Corporate Governance

In March 2003 the ASX issued the results of a review of corporate governance by the ASX Corporate Governance Council. These results included ten principles of good corporate governance and twenty-eight best practice recommendations. The Board of Directors of Agenix Limited has reviewed these recommendations and the following summary outlines the company's approach in relation to those recommendations. Unless otherwise stated, Agenix's corporate governance practices were in place throughout the 2006 year and comply with the Council's best practice recommendations. The Board is responsible for the corporate governance of the economic entity. The Board guides and monitors the business affairs of Agenix Limited on behalf of the shareholders by whom they are accountable.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

Best Practice Recommendations:

>> FORMALISE AND DISCLOSE THE FUNCTIONS RESERVED TO THE BOARD AND THOSE DELEGATED TO MANAGEMENT

The Agenix Board is ultimately responsible for all matters relating to the operation of the company. The role of the Board is to govern the company rather than manage it.

The Board's primary responsibilities include:

- Guiding and monitoring the business affairs of the company on behalf of the shareholders by whom the Board is elected and to whom the Board is accountable
- Setting corporate strategy;
- Reviewing and monitoring systems of risk management;
- Monitoring management's implementation of corporate strategy including approval of the annual budget and annual capital expenditure programs;
- Reviewing and approving major capital management strategies;
- Reviewing and approving acquisitions and divestitures;
- Appointing and evaluating the performance of the Chief Executive Officer (CEO);

It is senior management's responsibility to implement the corporate strategy set by the Board, and to recommend alternative strategies to the Board, which will add shareholder value.

Directors do not currently receive a formal letter of appointment.

The Chief Executive Officer and Managing Director has a formal job description and employment contract.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

Best Practice Recommendations:

>> **A MAJORITY OF THE BOARD SHOULD BE INDEPENDENT DIRECTORS**

The Agenix Board complies with this recommendation. The Board has five members at the date of this report, of whom four are independent directors. The Board is of the view that given the current scale of operations of the company, five directors is the appropriate number of directors required to provide the breadth of skills and experience required and at the same time to promote efficiency in decision making. Independent professional advice is available to the Directors if necessary, at the expense of the company, upon approval by the Chairman. The names and experience of the directors are disclosed within the Directors Report.

>> **THE CHAIRPERSON SHOULD BE AN INDEPENDENT DIRECTOR**

The Chairman of the Board, Mr Ravindran Govindan, currently acts as Non-Executive Chairman and is therefore an independent director. The substantial portion of day-to-day decision-making in relation to the company is carried out by the Managing Director.

>> **THE SAME INDIVIDUAL SHOULD NOT BE CHAIRPERSON AND CEO**

The Chairman is Mr Ravindran Govindan and the CEO is the Managing Director, Mr Neil Leggett.

>> **THE BOARD SHOULD ESTABLISH A NOMINATION COMMITTEE**

The Board does not have a Nomination Committee given that this is considered impractical with a Board of only five members. The full Board assumes the responsibility of assessing new Board nominees.

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION MAKING

Best Practice Recommendations:

>> **ESTABLISH A CODE OF ETHICAL CONDUCT**

The board has a Code of Business Conduct and Ethics, which deal with the following:

- Business practice
- Conflicts of interest
- Insider trading
- Compliance with the laws
- Confidentiality and privacy
- Treatment of colleagues
- Employment policies
- Political contributions and activities
- Gifts and Entertainment

A copy of the policy is posted on the Investor Information section of the company's website (www.agenix.com).

>> **TRADING**

The company has released a revised policy with regard to share trading in the company's securities on 25 November 2005.

The policy reinforces the Corporation Act prohibition on insider trading and outlines the specific circumstances in which directors and employees are permitted to trade.

A copy of the policy is posted on the Investor Information section of the company's website (www.agenix.com).

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

Best Practice Recommendations:

>> THE CEO AND CFO (OR EQUIVALENT) SHOULD FORMALLY VALIDATE THE FINANCIAL REPORTS TO THE BOARD

In accordance with s295A of the Corporations Act, the Managing Director and Finance Manager sign a letter of representation regarding the year end financial reports to the Board and to the auditors declaring the following:

- The financial records have been properly maintained; and
- The financial statements comply with accounting standards; and
- The financial statements and notes give a true and fair value; and
- certain other matters prescribed by the regulation have been satisfied.

>> THE BOARD SHOULD ESTABLISH AN AUDIT COMMITTEE

The Audit Committee was in existence for the whole of the financial year to comply with legal and regulatory obligations, to ensure the reliability and integrity of financial statements, to ensure the independence of the external auditors, maintenance of the internal control framework, business risk management, compliance with legal and regulatory obligations and audit, accounting and financial reporting obligations.

>> THE AUDIT COMMITTEE SHOULD CONSIST OF AT LEAST THREE NON-EXECUTIVE DIRECTORS WITH THE MAJORITY BEING INDEPENDENT DIRECTORS

The Audit Committee has two members, which is considered appropriate given that the Board consists of five members. Both members of the Audit Committee are independent non-executive directors. The Chairman of the Audit Committee cannot be the Chairman of the Board. Agenix rotates the members every 3 years.

>> THE AUDIT COMMITTEE SHOULD HAVE A FORMAL CHARTER

The Board adopted an Audit Committee Charter effective from 27 November 2003.

During the financial year the Audit Committee at any one time consisted of two independent non-executive directors. The experience and qualifications of Members of the Audit committee are detailed in the Directors Report. The following directors were members of the Audit Committee:

Dr Andre Lamotte	Chairman of the Audit Committee; appointed 28 September 2005.
F.F. Wong	
Myles Davey	Resigned 28 September 2005.

During the financial year Audit Committee meetings and attendances were as follows:

Director	Number of Meetings Held While in Office	Meetings Attended
Dr Andre Lamotte	1	1
F.F. Wong	2	2
Myles Davey	1	1

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURES

Best Practice Recommendations:

>> ESTABLISH WRITTEN POLICIES AND PROCEDURES TO ENSURE COMPLIANCE WITH ASX LISTING RULES

Agenix has a written policy to ensure that it is in full compliance with ASX Listing Rules.

A copy of the policy is posted on the Investor Information section of the company's website (www.agenix.com).

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

Best Practice Recommendations:

>> DESIGN AND DISCLOSE A COMMUNICATIONS STRATEGY WITH SHAREHOLDERS

The company has been proactive in keeping shareholders informed of developments in its affairs. During the financial year ended 30 June 2006 the company made 19 announcements to the ASX in addition to the normal regulatory announcements.

As well as the ASX Listing Rules, the company, in framing its announcements, also takes into account the Draft ASX and AusBiotech Code of Best Practice Reporting for Biotechnology, Medical Device and other Life Sciences Companies.

Senior management has also been proactive in holding analyst briefings on a regular basis and such briefings have included attendance by shareholders. Whilst the company's annual general meeting will be held in Brisbane, senior management employees will also be conducting briefings for shareholders in Sydney, Melbourne and Singapore.

The company has a web site, which provides detailed information regarding the company's affairs. All ASX announcements are posted immediately on the company's web site after the ASX has released the announcement.

>> ATTENDANCE OF COMPANY'S AUDITOR AT ANNUAL GENERAL MEETING

A representative from the company's auditor will be in attendance at all Annual General Meetings of the company.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

Best Practice Recommendations:

>> THE BOARD SHOULD ESTABLISH POLICIES ON RISK MANAGEMENT

The company has commenced a formal risk management review process to ensure that proper controls exist to manage risk throughout the company.

The company does not have an internal audit function, as the Board does not consider the scale of the company's operations warrant this at the present time.

>> INTEGRITY OF FINANCIAL STATEMENTS IS BASED ON A SOUND SYSTEM OF RISK MANAGEMENT

The Managing Director and Finance Manager have advised the Board in writing that the statement given to the Board on the integrity of the financial statements is based on:

- A sound system of risk management;
- A sound system of internal compliance and control;
- Systems that implement the policies adopted by the Board;
- Systems that are operating efficiently and effectively in all material respects.

Whilst there are no material deficiencies in systems and controls, there are areas that require improvement in processes and procedures and these areas will be worked on in the course of the next financial year.

PRINCIPLE 8: ENCOURAGE ENHANCED PERFORMANCE

Best Practice Recommendations:

>> DISCLOSE THE PROCESS FOR PERFORMANCE EVALUATION

The performance of the Board, Board committees and individual directors is evaluated by the Chairman of the board. Other than in respect of the performance of the Managing Director, this evaluation is not a formalised process.

The performance of key executives, including the Managing Director, is evaluated in a formal review process on a half yearly basis against pre-agreed measurable performance criteria. The Managing Director's performance is reviewed by the Chairman of the Board. The performance of other key executives is evaluated by the Managing Director.

In order to make informed decisions the directors are provided access to the following resources:

- A monthly Board report is provided to each director outlining the results of operations in each key functional area of the company;
- The company's proposed budget for each succeeding financial year is provided to each director for review and comment;
- All Board members have unrestricted access to the Managing Director, Company Secretaries and senior members of the Board;
- Directors have the right to seek professional advice at the company's expense upon approval by the Chairman.

Agenix's Board Charter policy is available on the Investor Information section of the company's website (www.agenix.com).

PRINCIPLE 9: REMUNERATE FAIRLY AND RESPONSIBLY

Best Practice Recommendations:

>> DISCLOSE THE COMPANY'S REMUNERATION POLICIES

The total level of directors' fees payable is approved by the company's shareholders at Annual General Meetings. The total level of fees so approved is inclusive of statutory superannuation entitlements. Fees paid to individual Board members are determined by the Board. Such fees are paid to directors on a monthly basis.

The company does not have a retirement plan for directors.

Directors are entitled to participate in the company's share option plan. Details of the options held by directors are disclosed in the Directors' Report.

Employees are remunerated based on market surveys. Senior employees have a base remuneration and a performance-based component ranging from 10% to 60% of their base remuneration. Payment of this performance component is based partly on achievement of corporate goals.

The remuneration of the company's executives during the year is disclosed in this annual report. Details of bonuses paid are included in this disclosure.

All employees are also eligible to participate in the company's employee option plan. The purpose of the employee option plan is to provide a long-term incentive to employees to assist the company in achieving its corporate goals.

PRINCIPLE 9: REMUNERATE FAIRLY AND RESPONSIBLY continued

>> THE BOARD SHOULD ESTABLISH A REMUNERATION COMMITTEE

The Board established a Remuneration Committee consisting of two directors at the Board Meeting held on 8 September 2003.

The experience and qualifications of Members of the Remuneration committee are detailed in the Directors Report The following directors were members of the Remuneration Committee from its inception until 30 June 2006:

Myles Davey Chairman of the Remuneration Committee
Ravindran Govindan Chairman of the Board

During the financial year Remuneration Committee meetings and attendances were as follows:

	Number of Meetings Held While in Office	Meetings Attended
Myles Davey	-	-
Ravindran Govindan	-	-

The Committee members spoke regularly on a range of issues. However, none of these discussions took the form of a formal meeting. A number of employment-related issues were considered by the full board of Directors, such as the appointment and remuneration of the new CEO.

>> CLEARLY DISTINGUISH THE STRUCTURE OF NON-EXECUTIVE DIRECTORS' REMUNERATION FROM THAT OF EXECUTIVE DIRECTORS

Non-executive directors are remunerated by way of directors' fees. Such directors do not receive retirement benefits other than statutory superannuation contributions. However, non-executive directors do participate in the employee share option plan.

>> ENSURE THAT EQUITY-BASED EXECUTIVE REMUNERATION IS IN ACCORDANCE WITH SHAREHOLDER APPROVED LEVELS

The employee option plan was approved by shareholders.

PRINCIPLE 10: RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS

Best Practice Recommendations:

>> ESTABLISH AND DISCLOSE A CODE OF CONDUCT

The company does have a formal code of conduct, as well as specific codes of conduct for directors and senior executives. A copy of the Code of Conduct is posted on the Investor Information section of the company's website (www.agenix.com).

Expectations regarding compliance with legal and ethical standards are also set out in letters of appointment of staff.

INCOME STATEMENT
For the year ended 30 June 2006

	Note	CONSOLIDATED		PARENT	
		2006	2005	2006	2005
		$ 000	$ 000	$ 000	$ 000
Continuing operations					
Revenue	4(a)	833	669	87	2
Cost of sales		(144)	(192)	-	-
Gross profit		689	477	87	2
Other income	4(b)	381	110	-	-
Occupancy and administrative expenses		(3,666)	(4,977)	(2,952)	(3,983)
Research and development expenses	4(g)	(10,398)	(6,308)	2	(131)
Executive termination payments	4(c)	(662)	-	(662)	-
Write-back of executive share-based payments expense	4(c)	215	-	215	-
Finance costs	4(d)	(735)	(646)	(734)	(646)
Impairment of financial assets - investment in subsidary		-	-	(10,186)	-
Other expenses		(38)	(8)	(55)	(4)
Loss before income tax		(14,214)	(11,352)	(14,285)	(4,762)
Income tax expense	5	-	78	-	78
Loss after tax from continuing operations		(14,214)	(11,274)	(14,285)	(4,684)
Discontinued operations					
Profit/(loss) after tax from discontinued operations	6	10,493	(2,342)	(4,388)	(5,924)
Loss after tax attributable to members of Agenix Limited		(3,721)	(13,616)	(18,673)	(10,608)
Earnings per share (cents per share)	7				
- basic and diluted loss per share for the year (cents per share)		(2.0)	(8.7)	(9.9)	(6.7)
- basic and diluted loss per share from continuing operations (cents per share)		(7.5)	(7.2)	(7.6)	(3.0)

BALANCE SHEET
As at 30 June 2006

	Note	CONSOLIDATED		PARENT	
		2006	2005	2006	2005
		$ 000	$ 000	$ 000	$ 000
Current assets					
Cash and cash equivalents	9	8,743	2,054	5,976	2
Trade and other receivables	10	788	2,726	973	17
Inventories	11	-	2,444	-	-
Prepayments		137	297	22	134
		9,668	7,521	6,971	153
Assets classified as held for sale	6	13,313	2,027	-	1,707
Total current assets		22,981	9,548	6,971	1,860
Non-current assets					
Receivables	12	-	-	-	16,519
Financial assets	13	-	-	11,810	21,996
Property, plant and equipment	14	572	6,785	74	120
Intangible assets	15	101	4,940	70	92
Total non-current assets		673	11,725	11,954	38,727
Total assets		23,654	21,273	18,925	40,587
Current liabilities					
Trade and other payables	17	1,617	3,653	2,340	452
Interest-bearing loans and borrowings	18	4,976	-	4,976	-
Provisions	20	342	930	186	302
		6,935	4,583	7,502	754
Liabilities directly associated with assets classified as held for sale	6	2,167	225	149	225
Total current liabilities		9,102	4,808	7,651	979
Non-current liabilities					
Payables	19	-	-	-	11,553
Interest-bearing loans and borrowings	18	-	10,650	-	10,650
Provisions	20	341	421	317	312
Total non-current liabilities		341	11,071	316	22,515
Total liabilities		9,443	15,879	7,967	23,494
Net assets		14,211	5,394	10,958	17,093
Equity					
Issued capital	21 (a)	50,114	37,664	50,114	37,664
Share option reserve	21 (f)	3,472	3,384	3,472	3,384
Accumulated losses	21 (e)	(39,375)	(35,654)	(42,628)	(23,955)
Total equity		14,211	5,394	10,958	17,093

CASH FLOW STATEMENT
For the year ended 30 June 2006

	Note	CONSOLIDATED		PARENT	
		2006	2005	2006	2005
		$ 000	$ 000	$ 000	$ 000
Cash flows from operating activities					
Receipts from customers		16,830	25,108	(9)	-
Payments to suppliers, employees and others		(14,776)	(29,333)	(3,685)	(3,949)
Payments relating to ThromboView® project		(10,096)	(6,092)	-	-
START grant		223	1,072	-	-
Income tax paid		(81)	(198)	-	(2)
Interest received		140	40	87	2
Borrowing costs		(723)	(685)	(723)	(658)
Net operating cash flows	9	(8,483)	(10,088)	(4,330)	(4,607)
Cash flows from investing activities					
Payments for property, plant, equipment and other assets		(191)	(2,657)	-	(122)
Proceeds from the sale of discontinued operations (net of costs)		8,307	4,415	1,754	4,415
Proceeds from the sale of plant and equipment		45	91	-	-
Proceeds from the sale of Industrial Biosystems Pty Ltd		211	-	211	-
Loans to other entities		-	-	1,539	(6,565)
Net investing cash flows		8,372	1,849	3,504	(2,272)
Cash flows from financing activities					
Proceeds from borrowings		-	6,650	-	6,650
Repayment of borrowings		(5,650)	-	(5,650)	-
Proceeds from issue of shares from capital raising (net of costs)	21(c)	12,450	-	12,450	-
Proceeds from issue of shares from exercise of options	21(c)	-	416	-	416
Net financing cash flows		6,800	7,066	6,800	7,066
Net increase/(decrease) in cash held		6,689	(1,173)	5,974	187
Cash at the beginning of the financial period		2,054	3,227	2	(185)
Cash at the end of the financial period	9	8,743	2,054	5,976	2

STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2006

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
CONSOLIDATED				
At 1 July 2005	37,664	(35,654)	3,384	5,394
Cost of issue of share capital	(898)	-	-	(898)
Total income and expenses for the year recognised directly in equity	(898)	-	-	(898)
Loss for the period	-	(3,721)	-	(3,721)
Total income / expense for the year	(898)	(3,721)	-	(4,619)
Cost of share-based payments	-	-	88	88
Issue of share capital	13,348	-	-	13,348
At 30 June 2006	50,114	(39,375)	3,472	14,211

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2004	37,248	(22,038)	1,456	16,666
Loss for the period	-	(13,616)	-	(13,616)
Total income / expense for the year	-	(13,616)	-	(13,616)
Cost of share-based payments	-	-	1,928	1,928
Exercise of options	416	-	-	416
At 30 June 2005	37,664	(35,654)	3,384	5,394

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
PARENT				
At 1 July 2005	37,664	(23,955)	3,384	17,093
Cost of issue of share capital	(898)	-	-	(898)
Total income and expenses for the year recognised	(898)	-	-	(898)
Loss for the period	-	(18,673)	-	(18,673)
Total income / expense for the year	(898)	(18,673)	-	(19,571)
Cost of share-based payments	-	-	88	88
Issue of share capital	13,348	-	-	13,348
At 30 June 2006	50,114	(42,628)	3,472	10,958

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2004	37,248	(13,347)	1,456	25,357
Loss for the period	-	(10,608)	-	(10,608)
Total income / expense for the year	-	(10,608)	-	(10,608)
Cost of share-based payments	-	-	1,928	1,928
Exercise of options	416	-	-	416
At 30 June 2005	37,664	(23,955)	3,384	17,093

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2006

1. CORPORATE INFORMATION

The financial report of Agenix Limited (the company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 28 September 2006.

Agenix Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, and Australian Accounting Standards. The financial report has been prepared on a historical cost basis, except for land and building, derivative financial instruments, which have been measured at fair value.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in 30 June 2005 financial report and at transition to AIFRS are detailed in Note 29.

The Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006:

AASB Amendments	Affected Standards	Nature of change in accounting policy*	Application date of standard	Application Date for company
2004-3	AASB 1 *First-time adoption of AIFRS* AASB 101 *Presentation of Financial Statements* And AASB 124 *Related Party Disclosure*	No change in accounting Policy required. Therefore no impact	1 January 2006	1 July 2006
2005-1	AASB 139 *Financial Instruments: Recognition and Measurement*	No change in accounting Policy required. Therefore no impact	1 January 2006	1 July 2006
2005-4	AASB 1 *First-time adoption of AIFRS*, AASB 139 *Financial Instruments: Recognition and Measurement*	No change in accounting Policy required. Therefore no impact	1 January 2006	1 July 2006
2005-6	AASB 3 *Business Combinations*	No change in accounting Policy required. Therefore no impact	1 January 2006	1 July 2006
2005-10	AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments Recognition and Measurement*, AASB 1 *First-time adoption of AIFRS*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*	No change in accounting Policy required. Therefore no impact	1 January 2007	1 July 2006
2006-1	AASB 121 *The Effects of Change in Foreign Currency Rates*	No change in accounting Policy required. Therefore no impact	1 January 2006	1 July 2006

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Statement of compliance (continued)

The following is not applicable to the company and therefore have no impact.

AASB Amendment	Affected Standards
2005-2	AASB 1023 *General Insurance Contracts*
2005-4	AASB 1038 *Life Insurance Contracts and AASB 1023: General Insurance Contracts*
2005-9	AASB 4 *Insurance Contracts, AASB 1023: General Insurance Contracts*
2005-12	AASB 1038 *Life Insurance Contracts* and *AASB 1023: General Insurance Contracts*
	AAS 25 *Financial Reporting by Superannuation Plan*

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Agenix Limited and its subsidiaries ('the Group') as at 30 June each year (the Group).

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Agenix Limited has control.

(d) Significant accounting estimates and assumptions

The carrying amount of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite lives

The company determines whether goodwill and intangibles with indefinite lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of cash-generating units to which the goodwill and intangibles with indefinite lives are allocated.

Share-based payment transactions

The company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by the Black-Scholes option-pricing formula detailed in note 16.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Foreign currency translation

Both the functional and presentation currency of Agenix Limited and its Australian subsidiaries is Australian dollars (A$). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement.

Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Agenix Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(f) Property, plant and equipment

Plant and equipment is stated at cost, less accumulated depreciation.

Land and buildings are measured at cost, less accumulated depreciation.

Depreciation is calculated on a straight-line over the estimated useful life of the asset as follows:

Buildings – over 40 to 50 years
Plant and equipment – over 3 to 20 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Borrowing costs

Borrowing costs are recognised as an expense when incurred.

(h) Intangible assets

Acquired both separately and from a business combination

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any impairment losses. Internally generated intangible assets created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives (other than goodwill) are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite life to finite is made on a prospective basis.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on a internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents and Licences	Brand Names	Software
Useful lives	*Finite (2005: Finite)*	*Indefinite (2005: Indefinite)*	*Finite (2005: Finite)*
Method used	*5-10 years – straight line (2005: 5-10 years – straight line)*	*Not depreciated or re-valued (2005: Not depreciated or re-valued)*	*1-5 years – straight line (2005: 1-5 years – straight line)*
Internally generated / Acquired	*Acquired*	*Acquired*	*Acquired*
Impairment test / Recoverable amount testing	*Amortised method reviewed at each financial year-end; Reviewed annually for indicator of impairment*	*Annually and where an indicator of impairment exists*	*Amortised method reviewed at each financial year-end; Reviewed annually for indicator of impairment*

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Impairment of Assets

The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication of impairment exists, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to of continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at the revalued amount (in which the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimate used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charged is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials – purchase cost on a first-in, first-out basis;
- Finished goods and work-in-progress – cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(k) Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will be able to collect the debts.

(l) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of seven days or less.

For the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

(m) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(o) Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in the other payables in respect of employees' services up to reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measure at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(p) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares ('equity-settled transactions').

The current plan in place to provide these benefits is the Employee Option Plan (EOP), which provides benefits to all employees including directors and senior executives.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by the Black-Scholes option-pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Agenix Limited ('market conditions'). The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met, as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilution effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(r) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Revenue from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are dispatched to customers.

Interest

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Rental revenue

Rental income arising on investment properties is accounted for on a straight-line basis over the lease term. Contingent rental income is recognised as income in the periods in which it is earned.

Royalties and licences

Royalty and licence revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

Clinical trial services revenue

Clinical trial services revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

Contract development services revenue

Contract development services revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

(s) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(t) Tax consolidation

The company and all its wholly owned Australian resident subsidiary companies are part of a consolidated tax group under Australian taxation law. Agenix Limited is the head company. Tax expense / income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the consolidated tax group are recognised in the separate financial statements of the members of the consolidated tax group. Current tax liabilities and assets and deferred tax assets arising from carried forward tax losses are recognised by the company (as head company of the consolidated tax group).

Due to the existence of a tax funding agreement between the companies in the consolidated tax group, amounts are recognised as payable to or receivable by the company, and each member of the consolidated tax group, in relation to the tax contribution amounts paid or payable, between the company and the other members of the consolidated tax group in accordance with the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Income taxes

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(v) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(w) De-recognition of financial instruments

The de-recognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Derivative financial instruments

The Group uses derivative financial instruments such as foreign currency contracts to economically hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are stated at fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Forward exchange contracts

Forward exchange contracts are entered into where agreements are made to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect against the possibility of loss from future exchange fluctuations. The forward exchange contracts are usually for no longer than 6 months.

The company does not apply hedge accounting, as it does not meet the strict requirements of the standard. Any gains or losses arising from changes in fair value are taken directly to the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(y) Trade and other payables

Trade payables and other payables at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obligated to make future payments in respect of the purchase of these goods and services.

(z) Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shared outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all of the dilutive potential ordinary shares into ordinary shares.

3. SEGMENT REPORTING

Primary segment

The business segments below derive revenue from the following products and operations:

Continuing operations

(i) Monoclonal antibody development	Development of monoclonal antibody-based products.
(ii) Molecular biology	Manufacture and sale of biomedical products.

Discontinued operations

(iii) Medical diagnostics	Development, manufacture and sale of human and veterinary diagnostics.
(iv) Pharmaceuticals	Manufacture and sale of over-the-counter pharmaceuticals and nutraceuticals.
(v) Industrial Biosystems	Non-core subsidiary. Had in the past supported research and development activities but more recently had been a commercial property.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2006

3. SEGMENT REPORTING (continued)

Business segment	*Continuing Operations*				*Discontinued Operations*					*Total Operations*
	Monoclonal antibody development $ 000	Molecular biology $ 000	Eliminations / Unallocated $ 000	Total $ 000	Medical diagnostics $ 000	Pharma-ceuticals $ 000	Industrial Biosystems $ 000	Eliminations / Unallocated $ 000	Total $ 000	Consolidated Total $ 000
For the year ended 30 June 2006										
Revenue										
Segment revenue	498	248	-	746	17,055	-	36	-	17,091	17,837
Unallocated revenue				87					-	87
Total consolidated revenue				833					17,091	17,924
Result										
Segment result	(10,210)	96	-	(10,114)	10,268	134	91	-	10,493	379
Unallocated expenses				(4,100)					-	(4,100)
Consolidated profit / (loss) before tax				(14,214)					10,493	(3,721)
Income tax (expense) benefit				-					-	-
Consolidated profit / (loss) after tax				(14,214)					10,493	(3,721)
Assets and liabilities										
Segment assets	4,835	509	(463)	4,881	13,313	-	-	-	13,313	18,194
Unallocated assets				5,460					-	5,460
Total consolidated assets				10,341					13,313	23,654
Segment liabilities	6,940	14	(5,440)	1,514	2,144	23	-	-	2,167	3,681
Unallocated liabilities				5,762					-	5,762
Total consolidated liabilities				7,276					2,167	9,443
Other segment information										
Acquisitions of property, plant and equipment, intangible assets and other non-current assets	39	-	22	61	197	-	-	-	197	258
Depreciation	(228)	(2)	(19)	(249)	(347)	-	(5)	-	(352)	(601)
Amortisation	(14)	-	(20)	(34)	(507)	-	-	-	(507)	(541)
Non-cash income (expenses) other than depreciation and amortisation	109	-	(234)	(125)	3,547	-	-	186	3,733	3,608
Non cash expenses	(94)	(2)	(251)	(347)	2,890	-	(5)	186	3,071	2,724
Cash flow information										
Net cash flow from operating activities	(8,393)	163	(4,330)	(12,560)	4,357	(316)	36	-	4,077	(8,483)
Net cash flow from investing activities	(3,719)	-	3,504	(215)	6,622	1,754	211	-	8,587	8,372
Net cash flow from financing activities	12,827	(163)	6,800	19,464	(10,979)	(1,438)	(247)	-	(12,664)	6,800

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2006

3. SEGMENT REPORTING (continued)

	Continuing Operations				*Discontinued Operations*					*Total Operations*
Business segment	**Monoclonal antibody development $ 000**	**Molecular biology $ 000**	**Eliminations / Unallocated $ 000**	**Total $ 000**	**Medical diagnostics $ 000**	**Pharma-ceuticals $ 000**	**Industrial Biosystems $ 000**	**Eliminations / Unallocated $ 000**	**Total $ 000**	**Consolidated Total $ 000**
For the year ended 30 June 2005										
Revenue										
Segment revenue	251	401	-	652	16,425	7,392	42	-	23,859	24,511
Unallocated revenue				17					-	17
Total consolidated revenue				669					23,859	24,528
Result										
Segment result	(6,802)	201	-	(6,601)	999	(3,003)	32	-	(1,972)	(8,573)
Unallocated expenses				(4,751)					-	(4,751)
Consolidated profit / (loss) before tax				(11,352)					(1,972)	(13,324)
Income tax (expense) benefit				78					(370)	(292)
Consolidated profit / (loss) after tax				(11,274)					(2,342)	(13,616)
Assets and liabilities										
Segment Assets	13,820	446	(299)	13,967	-	1,707	320	-	2,027	15,994
Unallocated assets				5,279					-	5,279
Total consolidated assets				19,246					2,027	21,273
Segment liabilities	10,648	46	(6,758)	3,936	-	225	-	-	225	4,161
Unallocated liabilities				11,718					-	11,718
Total consolidated liabilities				15,654					225	15,879
Other segment information										
Acquisitions of property, plant and equipment, intangible assets and other non-current assets	71	-	116	187	2,363	364	-	-	2,727	2,914
Depreciation	(235)	(3)	(31)	(269)	(343)	(264)	(9)	-	(616)	(885)
Amortisation	(70)	-	(6)	(76)	(575)	(108)	-	-	(683)	(759)
Non-cash income (expenses) other than depreciation and amortisation	15	-	(2,945)	(2,930)	(519)	(140)	-	(678)	(1,337)	(4,267)
Non cash expenses	(219)	(3)	(2,866)	(3,088)	926	(148)	(9)	(678)	91	(2,997)
Cash flow information										
Net cash flow from operating activities	(7,760)	169	(4,607)	(12,198)	2,460	(392)	42	-	2,110	(10,088)
Net cash flow from investing activities	6,164	-	(2,272)	3,892	(1,734)	(309)	-	-	(2,043)	1,849
Net cash flow from financing activities	347	(169)	7,066	7,244	(726)	590	(42)	-	(178)	7,066

3. SEGMENT REPORTING (continued)

Secondary segment – geographical

Geographically, the group predominately generates revenue from markets in North America, Europe, Asia and Australia and New Zealand.

Continuing operations

(i)	Monoclonal antibody development	Revenues are generated from the Australian market.
(ii)	Molecular biology	Revenues are generated from the Australian market.

Discontinued operations - see note 5 for more detail.

(i)	Medical diagnostics	Revenues are generated from all the above mentioned markets.
(ii)	Pharmaceuticals	Revenues are generated from the Australian market.
(iii)	Industrial Biosystems	Revenues are generated from the Australian market.

	Continuing Operations	*Discontinuing Operations*					*Total Operations*
Geographical segment For the year ended 30 June 2006	**Australia and New Zealand $ 000**	**North America $ 000**	**Europe $ 000**	**Asia Pacific $ 000**	**Australia and New Zealand $ 000**	**Total $ 000**	**Consolidated Total $ 000**
Segment revenue	833	8,316	2,559	2,111	4,105	17,091	17,924
Segment assets	10,341	-	-	-	13,313	13,313	23,654
Capital expenditure	61	-	-	-	197	197	258

	Continuing Operations	*Discontinuing Operations*					*Total Operations*
Geographical segment For the year ended 30 June 2005	**Australia and New Zealand $ 000**	**North America $ 000**	**Europe $ 000**	**Asia Pacific $ 000**	**Australia and New Zealand $ 000**	**Total $ 000**	**Consolidated Total $ 000**
Segment revenue	669	5,972	2,638	1,839	13,410	23,859	24,528
Segment assets	19,246	-	-	-	2,027	2,027	21,273
Capital expenditure	187	-	-	-	2,727	2,727	2,914

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2006

4. REVENUE AND EXPENSES

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
Revenue and Expenses from Continuing Operations				
(a) Revenue				
Revenue from the sale of goods	248	401	-	-
Clinical trial services revenue	234	204	-	-
Contract development services revenue	78	-	-	-
Finance revenue	273	64	87	2
	833	669	87	2
Breakdown of finance revenue:				
Bank interest received	140	34	87	2
Net realised foreign exchange gains	24	15	-	-
Net unrealised foreign exchange gains	109	15	-	-
	273	64	87	2
(b) Other income				
Net gains on disposal of non-current assets	14	22	-	-
Grants and development funding	366	88	-	-
Other revenue	1	-	-	-
	381	110	-	-
(c) Significant items				
Executive termination payments	(662)	-	(662)	-
Write-back of executive share-based payments expense	215	-	215	-
	(447)	-	(447)	-
(d) Finance costs				
Bank loans	(735)	(646)	(734)	(646)
	(735)	(646)	(734)	(646)
(e) Depreciation and amortisation				
Depreciation of non-current assets	(249)	(269)	(31)	(51)
Amortisation of non-current assets	(34)	(76)	(20)	(6)
	(283)	(345)	(51)	(57)
(f) Employee benefit expense				
Wages and salaries	(2,298)	(2,680)	(1,036)	(1,413)
Workers compensation costs	(21)	(37)	(15)	(22)
Long service leave provision	(11)	(13)	3	(3)
Share-based payments expense	(469)	(1,250)	(469)	(1,250)
Corporate restructure - redundancies	(38)	(3)	(38)	(3)
Executive termination payments	(662)	-	(662)	-
Write-back of executive share-based payments expense	215	-	215	-
	(3,284)	(3,983)	(2,002)	(2,691)
(g) Research and development costs				
Research and development costs				
ThromboView®	(10,187)	(6,044)	14	(108)
Other	(211)	(264)	(12)	(23)
	(10,398)	(6,308)	2	(131)

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2006

4. REVENUE AND EXPENSES (continued)

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
Revenue and Expenses from Discontinued Operations				
(h) Revenues from discontinued operations (note 6)				
Revenue from the sale of goods	16,599	21,778	-	-
Revenue from royalties and licences	448	2,018	-	-
Rental revenue	44	60	-	-
Finance income	-	3	-	261
	17,091	23,859	-	261
(i) Other income				
Other revenue	6	77	-	-
	6	77	-	-
(j) Expenses from discontinued operations (note 6)				
Cost of sales	(6,533)	(12,873)	68	(187)
Distribution expenses	-	(670)	-	-
Marketing expenses	(1,920)	(4,409)	99	(207)
Occupancy and administration expenses	(1,330)	(2,898)	41	(253)
Research and development	(521)	(513)	(21)	(31)
Restructure costs	(272)	(638)	-	-
Amortisation of patents, licences and brand names	(251)	(417)	-	-
Cost of improvement to manufacturing and regulatory infrastructure and processes	-	(995)	-	-
Write-off plant and equipment - AGEN	-	(328)	-	-
Legal fees re Synbiotics patent matter	-	(252)	-	(252)
Surplus leased space	(281)	(381)	(281)	(381)
Licence fees re animal health and human health patents	-	(33)	-	-
Finance costs	-	(1)	-	-
Other expenses	(116)	(298)	-	-
	(11,224)	(24,706)	(94)	(1,311)
(k) Depreciation and amortisation				
Depreciation	(352)	(616)	-	-
Amortisation				
Patents, licences and brand names	(251)	(417)	-	-
Directors' valuation - buildings	(254)	(254)	-	-
Other	(2)	(12)	-	-
	(859)	(1,299)	-	-
(l) Employee benefit expense				
Wages and salaries	(3,643)	(7,923)	-	-
Workers compensation costs	(17)	(137)	-	-
Long service leave provision	(29)	(76)	-	-
Share-based payments expense	186	(678)	186	(678)
Restructure costs	(272)	(638)	-	-
	(3,775)	(9,452)	186	(678)

5. INCOME TAX

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
The prima facie tax, using tax rates applicable in the country of operation, on loss and extraordinary items differs from the income tax provided in the financial statements as follows:				
Loss before tax from continuing operations	(14,214)	(11,352)	(14,285)	(4,762)
Loss before tax from discontinued operations	10,493	(1,972)	(4,388)	(5,924)
Loss before tax	(3,721)	(13,324)	(18,673)	(10,686)
Tax on loss before income tax at Group's statutory tax rate of 30% (2005:30%)	(1,116)	(3,997)	(5,602)	(3,206)
Tax effect of permanent differences				
Amortisation of intangibles	152	201	-	-
Share based payments expense	26	578	26	578
Write-down of related party receivables	-	-	1,312	-
Impairment of financial assets - investment in subsidary	-	-	3,056	-
(Profit) / loss on disposal of discontinued operations	(1,310)	455	-	1,462
Research and development concession	(740)	(277)	-	-
Other (net)	8	52	3	30
Future income tax benefits arising from tax losses of	-	-	-	-
current year not brought to account	2,980	2,988	1,205	1,136
Future income tax benefits arising from tax losses of prior years, written-off	-	292	-	78
	-	292	-	78
Income tax benefit reported in the consolidated income statement	-	78	-	78
Income tax benefit attributed to discontinued operations	-	(370)	-	-
	-	292	-	78

The Group has tax losses arising in Australia of $24,545,000 (2005: $9,255,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose.

At 30 June 2006, there is no recognised or unrecognised deferred income tax liability (2005: $nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, as the Group has no liability for additional taxation should such amount be remitted.

Tax Consolidation

The company and its wholly owned Australian resident subsidiary companies have formed a consolidated tax group with effect from 1 April 2004 and are therefore taxed as a single entity from that date. The head company of the consolidated tax group is Agenix Limited.

The members of the consolidated tax group have entered into a tax funding agreement and a tax sharing agreement with the head company. Under the terms of the tax funding agreement, Agenix Limited and each of the companies in the consolidated tax group has agreed to pay a tax equivalent payment to or from the head company, based on the current tax liability or current tax asset of the company. Such amounts are reflected in amounts receivable from or payable to other members of the consolidated tax group.

The tax sharing agreement entered into between members of the consolidated tax group provides for the determination of the allocation of income tax liabilities between the companies should the head company default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment under the tax sharing agreement is considered remote.

6. DISCONTINUED OPERATIONS

Medical Diagnostics – Agen Biomedical

- **Animal Health in vitro diagnostic business**

  On 7 April 2006 Agenix announced to the Australian Stock Exchange that it had signed an agreement to assign the patents and other intangible assets of its AGEN Animal Health business and grant certain distribution rights for its animal health products to IDEXX Laboratories, Inc.

  The agreement will net Agenix $10.0 million in cash and working capital. Net proceeds to 30 June 2006 were $7.2 million in cash and working capital with a further $2.8 million to be received progressively as operational and transfer milestones are completed.

  The Animal Health in vitro diagnostic operations are reported under "Medical diagnostics".

- **Human Health in vitro diagnostic business**

  The Board of Directors has decided to actively seek the dispose of Human Health in vitro business. The disposal is inline with the company's long-term focus and strategy. The company is in negotiations with several parties who have strong interests in purchasing the in vitro point-of-care and laboratory operations. As a result, the business has been classified as held for sale at 30 June 2006.

  The Human Health in vitro diagnostic operations are reported under "Medical diagnostics".

Pharmaceuticals - Milton Pharmaceuticals

As previously announced and reported, the Milton Pharmaceuticals operations were discontinued from 28 February 2005.

Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland.

An amount of $360,000 has been provided for in the financial statements, being equal to the present value of total expected outlays relating to the surplus space, as specified under the lease agreement, net of expected sub-lease rental revenue.

The Milton Pharmaceuticals operations are reported under "Pharmaceuticals".

Industrial Biosystems Pty Ltd

Agenix sold its non-core subsidiary, Industrial Biosystems Pty Ltd in March 2006 for $376,000. The company's sole asset, a land and building situated in Belmont Western Australian, had in past years supported research and development activities but more recently had been leased as a commercial property. An amount of $211,000 was received prior to 30 June 2006, with the final balance of $165,000 received on 6 July 2006.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2006

6. DISCONTINUED OPERATIONS (Continued)

	CONSOLIDATED 2006				CONSOLIDATED 2005			
	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
(b) Financial performance information								
Revenues (note 4(i))	17,055	-	36	17,091	16,425	7,392	42	23,859
Other income (note 4(j))	6	-	-	6	43	34	-	77
Expenses (note 4(k))	(11,252)	34	(6)	(11,224)	(15,469)	(9,227)	(10)	(24,706
Gross profit / (loss)	5,809	34	30	5,873	999	(1,801)	32	(770
Profit / (loss) on disposal of discontinued operations	4,459	100	61	4,620	-	(1,202)	-	(1,202
Profit / (loss) before tax on discontinued operations	10,268	134	91	10,493	999	(3,003)	32	(1,972
Income tax (expense)/benefit from discontinued operations	-	-	-	-	-	(370)	-	(370
Profit/(loss) after income tax (expense)/benefit from discontinued operations	10,268	134	91	10,493	999	(3,373)	32	(2,342
(c) Asset disposals and liabilities to be settled								
The carrying amounts of total assets to be disposed of and liabilities to be settled of as at 30 June 2006 are as follows:								
Assets								
Trade and other receivables	4,006	-	-	4,006	-	47	-	47
Inventories	1,950	-	-	1,950	-	-	-	-
Property, plant and equipment held for disposal	5,521	-	-	5,521	-	1,660	320	1,980
Intangibles	1,836	-	-	1,836		-	-	-
Total assets	13,313	-	-	13,313	-	1,707	320	2,027
Liabilities								
Trade and other payables	1,770	23	-	1,793	-	225	-	225
Provisions	374	-	-	374	-	-	-	-
Total liabilities	2,144	23	-	2,167	-	225	-	225
Net assets	11,169	(23)	-	11,146	-	1,482	320	1,802
(d) Operation cash flows during the year								
Net operating cash flows	4,357	(316)	36	4,077	2,460	(392)	42	2,110
Net investing cash flows	6,622	1,754	211	8,587	(1,734)	(309)	-	(2,043
Net financing cash flows	(10,979)	(1,438)	(247)	(12,664)	(726)	590	(42)	(178
Net cash inflows/(outflows)	-	-	-	-	-	(111)	-	(111

7. LOSS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all of the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	CONSOLIDATED	
	2006	2005
	$ 000	$ 000
The following reflects the income and share data used in the calculations of basic and diluted earnings per share		
Net loss	(3,721)	(13,616)

	CONSOLIDATED	
	2006	2005
	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	188,833,432	157,205,287

There have been no transactions involving ordinary shares between the reporting date and the date of completion of these financial statements.

Effective 21 July 2006 1,616,250 options were issued to employees under the Employee Option Plan at an exercise price of $0.22.

To calculate earnings per share amounts for the discontinued operation, the weighted average number of ordinary shares for both basic and diluted amounts is as per table above. The following table provides profit (loss) figure used as numerator:

	2006	2005
	$ 000	$ 000
Net profit (loss) attributable to ordinary equity holders of the parent from discontinued operations (note 6):	10,493	(2,342)

8. DIVIDENDS PAID AND PROPOSED

No dividend has been paid or proposed by the company in relation to the year ended 30 June 2006 (2005: $nil).

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
Franking credit balance				
Franking credits available for the subsequent financial year calculated on tax paid basis	-	-	539	539

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2006

9. CASH AND CASH EQUIVALENTS

Cash at bank earns interest at floating rates based on daily bank deposit rates.

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
Cash at bank	354	348	146	2
Deposits at call	8,389	1,706	5,830	-
	8,743	2,054	5,976	2

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

At 30 June 2006, the Group had available no undrawn committed borrowing facilities in respect of which all conditions precedent had been met (2005: $9,350,000).

The fair value of cash and cash equivalents is $8,743,000 (2005: $2,054,000), including amounts attributable to discontinued operations.

Reconciliation to Cash Flow Statement

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
Reconciliation of the net loss after tax to the net cash flows from operations				
Net loss	(3,721)	(13,616)	(18,673)	(10,608)
Non-cash items				
Depreciation of non-current assets	601	957	(31)	57
Amortisation of non-current assets	541	687	(20)	-
Share based payments expense	88	1,928	88	1,928
Intercompany charges	-	-	-	(964)
Write-down of related party receivables	-	95	4,351	-
Impairment of financial assets - investment in subsidary	-	-	10,186	-
Losses (profits) on sale of property, plant and equipment	(14)	(53)	-	-
Profit on disposal of discontinued operations	(4,620)	-	-	-
Items relating to the sale of Milton Pharmaceuticals	-	(722)	-	4,874
Net foreign currency (gains) losses	(133)	(30)	-	-
Other	116	69	(37)	13
Changes in assets and liabilities				
Decrease (increase) in receivables	(1,233)	3,114	(186)	(61)
Decrease (increase) in prepayments	160	33	112	65
Decrease (increase) in inventories	494	2,009	-	-
Decrease (increase) in deferred tax asset	-	1,256	-	886
(Decrease) increase in payables	(468)	(4,803)	(231)	(341)
(Decrease) increase in provisions	(294)	(52)	111	504
(Decrease) increase in deferred income tax liability	-	(960)	-	(960)
Net cash provided by (used in) operating activities	(8,483)	(10,088)	(4,330)	(4,607)

Disclosure of financing facilities

Refer to Note 18

Disclosure of non-cash financing and investing activities

Refer to note 14

10. TRADE AND OTHER RECEIVABLES (CURRENT)

Terms and conditions relating to the above financial instruments

	Notes	CONSOLIDATED 2006 $ 000	CONSOLIDATED 2005 $ 000	PARENT 2006 $ 000	PARENT 2005 $ 000
Trade debtors	(i)	729	2,619	183	-
Provision for doubtful debts		-	(5)	-	-
		729	2,614	183	-
Sundry debtors		24	34	13	7
Non-hedging forward exchange receivable		-	16	-	-
Amounts receivable from controlled entities	(ii)	-	-	770	-
Australian Taxation Office		35	62	7	10
		788	2,726	973	17

(i) Trade receivables are non-interest bearing and generally are on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that a trade receivable amount is impaired.

(ii) Amounts payable to Agenix Limited from controlled entity at call

(iii) For terms and conditions relating to related party receivables refer to note 25.

Details regarding the effective interest rate and credit risk of current receivables are disclosed in note 23.

11. INVENTORIES

	CONSOLIDATED 2006 $ 000	CONSOLIDATED 2005 $ 000	PARENT 2006 $ 000	PARENT 2005 $ 000
Raw materials and stores				
At cost	-	1,441	-	-
Provision for diminution in value	-	(172)	-	-
	-	1,269	-	-
Work-in-progress				
At cost	-	633	-	-
Provision for diminution in value	-	(76)	-	-
	-	557	-	-
Finished goods				
At cost	-	713	-	-
Provision for diminution in value	-	(95)	-	-
	-	618	-	-
Total inventories at lower of cost and net realisable value	-	2,444	-	-

At 30 June 2006, inventories in Medical Diagnostics were classified as assets held for sale (note 6).

12. RECEIVABLES (NON-CURRENT)

	CONSOLIDATED 2006 $ 000	CONSOLIDATED 2005 $ 000	PARENT 2006 $ 000	PARENT 2005 $ 000
Wholly-owned group receivables	-	-	-	16,519
	-	-	-	16,519

(a) Details of terms and conditions of related party receivables are set out in Note 25.

13. OTHER FINANCIAL ASSETS (NON-CURRENT)

	CONSOLIDATED 2006 $ 000	CONSOLIDATED 2005 $ 000	PARENT 2006 $ 000	PARENT 2005 $ 000
Investment in controlled entities at cost (note 25(a))	-	-	26,846	26,846
Accumlative impairment losses			(15,036)	(4,850)
	-	-	11,810	21,996

14. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED			PARENT		
	Freehold land and buildings $ 000	Plant and Equipment $ 000	Total $ 000	Freehold land and buildings $ 000	Plant and Equipment $ 000	Total $ 000
Year ended 30 June 2006						
As at 1 July 2005, net of accumulated depreciation and amortisation	4,978	1,807	6,785	-	120	120
Additions	46	212	258	-	22	22
Disposals	-	(95)	(95)	-	(38)	(38)
Transferred to assets held for sale	(4,641)	(880)	(5,521)	-	-	-
Depreciation	(129)	(472)	(601)	-	(30)	(30)
Amortisation	(254)	-	(254)	-	-	-
At 30 June 2006, net of accumulated depreciation and amortisation	-	572	572	-	74	74
At 1 July 2005						
At cost	6,890	4,548	11,438	-	221	221
Accumulated depreciation	(3,400)	(2,741)	(6,141)	-	(101)	(101)
At directors' valuation deemed cost	2,492	-	2,492	-	-	-
Accumulated amortisation	(1,004)	-	(1,004)	-	-	-
Net carrying amount	4,978	1,807	6,785	-	120	120
At 30 June 2006						
At cost	-	1,609	1,609	-	183	183
Accumulated depreciation	-	(1,037)	(1,037)	-	(109)	(109)
Net carrying amount	-	572	572	-	74	74

	CONSOLIDATED			PARENT		
	Freehold land and buildings $ 000	Plant and Equipment $ 000	Total $ 000	Freehold land and buildings $ 000	Plant and Equipment $ 000	Total $ 000
Year ended 30 June 2005						
As at 1 July 2004, net of accumulated depreciation and amortisation	4,812	3,441	8,253	-	120	120
Additions	2,244	757	3,001	-	31	31
Disposals	-	(1,670)	(1,670)	-	-	-
Transferred to assets held for sale	(1,660)	-	(1,660)	-	-	-
Depreciation	(164)	(721)	(885)	-	(31)	(31)
Amortisation	(254)	-	(254)	-	-	-
At 30 June 2005, net of accumulated depreciation and amortisation	4,978	1,807	6,785	-	120	120
At 1 July 2004						
At cost	6,407	8,778	15,185	-	185	185
Accumulated depreciation	(3,573)	(5,337)	(8,910)	-	(65)	(65)
At directors' valuation deemed cost	3,242	-	3,242	-	-	-
Accumulated amortisation	(1,264)	-	(1,264)	-	-	-
Net carrying amount	4,812	3,441	8,253	-	120	120
At 30 June 2005						
At cost	6,890	4,548	11,438	-	221	221
Accumulated depreciation	(3,400)	(2,741)	(6,141)	-	(101)	(101)
At directors' valuation deemed cost	2,492	-	2,492	-	-	-
Accumulated amortisation	(1,004)	-	(1,004)	-	-	-
Net carrying amount	4,978	1,807	6,785	-	120	120

The useful life of the assets was estimated as follows both for 2005 and 2006:

Buildings – over 40 to 50 years
Plant and equipment – over 3 to 20 years

15. INTANGIBLE ASSETS

	CONSOLIDATED				PARENT			
	Brand names at cost	Patents and licences	Software	Total	Brand names at cost	Patents and licences	Software	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
As at 1 July 2005								
Cost (gross carrying amount)	3,428	1,868	410	5,706	-	-	117	117
Accumulated amortisation	-	(478)	(288)	(766)	-	-	(25)	(25)
Net carrying amount	3,428	1,390	122	4,940	-	-	92	92
Year ended 30 June 2006,								
At 1 July 2005, net of accumulated amortisation	3,428	1,390	122	4,940	-	-	92	92
Additions	-	-	17	17	-	-	-	-
Transferred to assets held for sale	(1,836)	-	-	(1,836)	-	-	-	-
Disposals	(1,592)	(1,139)	(4)	(2,735)	-	-	(2)	(2)
Amortisation	-	(251)	(34)	(285)	-	-	(20)	(20)
At 30 June 2006, net of accumulated amortisation	-	-	101	101	-	-	70	70
At 30 June 2006								
Cost (gross carrying amount)	-	-	423	423	-	-	115	115
Accumulated amortisation	-	-	(322)	(322)	-	-	(45)	(45)
Net carrying amount	-	-	101	101	-	-	70	70

	CONSOLIDATED				PARENT			
	Brand names at cost	Patents and licences	Software	Total	Brand names at cost	Patents and licences	Software	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
As at 1 July 2004								
Cost (gross carrying amount)	6,062	1,919	317	8,298	-	-	32	32
Accumulated amortisation and impairment	-	(221)	(212)	(433)	-	-	(6)	(6)
Net carrying amount	6,062	1,698	105	7,865	-	-	26	26
Year ended 30 June 2005,								
At 1 July 2004, net of accumulated amortisation	6,062	1,698	105	7,865	-	-	26	26
Additions	-	-	93	93	-	-	85	85
Disposals - sale of Milton Pharmaceuticals	(2,634)	-	-	(2,634)	-	-	-	-
Amortisation	-	(308)	(76)	(384)	-	-	(19)	(19)
At 30 June 2005, net of accumulated amortisation	3,428	1,390	122	4,940	-	-	92	92
At 30 June 2005								
Cost (gross carrying amount)	3,428	1,868	410	5,706	-	-	117	117
Accumulated amortisation and impairment	-	(478)	(288)	(766)	-	-	(25)	(25)
Net carrying amount	3,428	1,390	122	4,940	-	-	92	92

Brand names have been capitalised at cost. The intangible asset has been assessed to have an indefinite useful life. These assets were classified as held for sale as at 30 June 2006.

Software has been determined to have a finite life and is amortised using the straight line method over a period of 3 to 5 years. If an impairment indication arises, the recoverable amount is estimated and the expense is taken to the income statement.

No impairment loss was recognised for the 2006 financial year.

16. SHARE-BASED PAYMENT PLANS

Employee option plan

An employee option plan was approved by the shareholders on 8 June 2001. Under the plan all directors, executives and staff of the consolidated entity are eligible to be issued with options over the ordinary shares of Agenix Limited. There are currently four non-executive directors, one executive director, 10 executive officers and 46 staff eligible for this scheme. Options are issued to all full-time and part-time employees at the discretion of the Board at an exercise price calculated as the average closing price for the twenty trading days prior to the grant date. The options are issued for a term of six years and have a vesting period of two years from date of offer. Employees forfeit their options if they cease employment with the company prior to the options vesting. The options cannot be transferred and are not quoted on the Australian Stock Exchange. Option holders do not participate in any share issue or interest issue of the company or any other body corporate. They have no voting powers.

The expense recognised in the income statement in relation to share-based payments is disclosed in note 4(f).

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of and movements in share options during the year:

	Notes	2006 No.	2006 WAEP $	2005 No.	2005 WAEP $
Balance at the beginning of the year	1	13,308,225	0.4752	10,887,475	0.3873
Granted		2,578,750	0.2928	4,933,750	0.6471
Forfeited		(8,042,525)	0.4483	(1,281,000)	0.4888
Exercised		-	-	(1,232,000)	0.3376
Balance at the end of the year	2	7,844,450	0.4307	13,308,225	0.4752
Exercisable at the end of the year		3,173,950	0.3621	5,448,225	0.3479

During the financial year, no employees or consultants have exercised options to acquire fully paid ordinary shares in Agenix Limited.

The average remaining contractual life for the share options outstanding as at 30 June 2006 is between 1 and 6 years (2005: 2 and 6 years).

The range of exercise price for options outstanding granted during the year was $0.2928 -$0.7028 (2005: $0.3300-$0.7800).

The weighted average fair value of options granted during the year was $0.1707 as valued by the Black-Scholes option pricing model.

16. SHARE-BASED PAYMENT PLANS (continued)

(a) Options held at the beginning of the reporting period:

The following table summarises information about options held by employees as at 1 July 2005:

Number of options	Grant date	Vesting date	Expiry date	WAEP $
1,442,600	20 July 2001	19 July 2003	19 July 2007	0.3300
75,000	1 October 2003	25 July 2004	25 July 2008	0.4400
1,430,625	14 March 2003	25 July 2004	25 July 2008	0.3400
2,500,000	28 November 2003	7 May 2005	7 May 2009	0.3600
2,498,750	6 October 2003	21 July 2005	21 July 2009	0.4200
500,000	28 November 2003	21 July 2005	21 July 2009	0.4200
30,000	1 February 2004	31 January 2006	31 January 2010	0.7100
250,000	31 May 2004	31 May 2006	31 May 2010	0.7800
2,831,250	21 September 2004	21 July 2006	21 July 2010	0.6800
500,000	28 November 2003	21 July 2006	21 July 2010	0.6800
1,250,000	18 November 2004	18 November 2006	18 November 2010	0.5500
13,308,225				

(b) Options held at the end of the reporting period:

The following table summarises information about options held by employees as at 30 June 2006:

Number of options	Grant date	Vesting date	Expiry date	WAEP $
1,230,200	20 July 2001	19 July 2003	20 July 2007	0.3228
607,500	14 March 2003	25 July 2004	25 July 2008	0.3328
1,306,250	6 October 2003	21 July 2005	21 July 2009	0.4128
30,000	1 February 2004	31 January 2006	31 January 2010	0.7028
1,418,000	21 September 2004	21 July 2006	21 July 2010	0.6728
1,250,000	18 November 2004	18 November 2006	18 November 2010	0.5428
2,002,500	31 August 2005	21 July 2007	21 July 2011	0.2928
7,844,450				

16. SHARE-BASED PAYMENT PLANS (continued)

The following table lists the inputs to the model used for the years ended 30 June 2005 and 30 June 2006:

	O19	O18	O17	O16	O13	O10	OP 8
Dividend yield (%)	-	-	-	-	-	-	-
Expected Volatility (%)	47.1%	47.9%	48.1%	48.7%	47.3%	49.6%	44.4%
Risk-free interest rate (%)	5.3%	5.2%	5.6%	5.9%	5.9%	5.9%	5.4%
Expected life of options (years)	5.75	5.64	5.75	5.60	5.75	5.54	5.12
Option exercise price ($)	0.4000	0.2928	0.5428	0.6728	0.7028	0.4128	0.3328
Weighted average share price at grant date ($)	0.26	0.30	0.64	0.55	0.71	0.69	0.29

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

The fair value of options is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instrument was granted. The services received and a liability to pay for those services are recognised over the expected vesting period. Until the liability is settled it is remeasured at each reporting date with changes in fair value recognised in profit and loss.

17. TRADE AND OTHER PAYABLES (CURRENT)

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
Trade creditors	1,288	2,718	181	80
START grant - AusIndustry	-	143	-	-
Amounts payable to controlled entities	-	-	2,088	-
Other creditors	329	792	71	372
	1,617	3,653	2,340	452

(a) Terms and conditions relating to the above financial instruments

(i) Trade creditors are non-interest bearing and are normally settled on 7 to 60 day terms.
(ii) START grant – AusIndustry represents a non-interest bearing amount that was payable to AusIndustry.
(iii) Amounts payable from Agenix Limited to controlled entity at call.
(iv) Other creditors in the nature of accounting accruals, are non-interest bearing and have an average term of 6 months.

Information regarding the effective interest rate and credit risk of current payables is set out in note 23.

18. INTEREST BEARING LOANS AND BORROWINGS

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
(a) Current				
Commercial bill facility	4,976	-	4,976	-
	4,976	-	4,976	-
(b) Non-current				
Commercial bill facility	-	10,650	-	10,650
	-	10,650	-	10,650

Commercial bills drawn at balance date have an effective interest rate of 6.14% (2005: 6.43%). The commercial bills roll over on an average 35 day basis and form part of an evergreen facility implemented in October 2003 with an availability period to 30 September 2006. The commercial bills are secured by a charge over the Company's assets.

	CONSOLIDATED 2006 $ 000	CONSOLIDATED 2005 $ 000	PARENT 2006 $ 000	PARENT 2005 $ 000
(c) Financing facilities available				
At the reporting date the following financing facilities had been negotiated and were available				
Total facilities:				
commercial bills	5,000	20,000	5,000	20,000
Facilities used at reporting date:				
commercial bills	5,000	10,650	5,000	10,650
Facilities unused at reporting date:				
commercial bills	-	9,350	-	9,350
(d) Assets pledged as security				
Current				
Floating charge				
Cash and cash equivalents	8,743	2,054	5,976	2
Receivables	788	2,726	973	17
	9,531	4,780	6,949	19
Non-current				
First mortgage				
Property, plant and equipment	572	6,785	74	120
Available for sale assets	13,313	2,027	-	1,707
	13,885	8,812	74	1,827
Total assets pledged as security	23,416	13,592	7,023	1,846

19. NON-CURRENT LIABILITIES

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
Payables				
Related parties				
Amounts payable to controlled entities	-	-	-	11,553
	-	-	-	11,553

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2006

20. PROVISIONS

	Items in relation to Milton	Restructuring	Long service leave	Annual leave	Surplus leased space	Warranties	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
CONSOLIDATED							
At 1 July 2005	80	88	382	410	381	10	1,351
Expensed (credited) to income statement	-	-	(34)	353	180	(10)	489
Utilised	(49)	(88)	-	(447)	(199)	-	(783)
Transferred to liabilities held for sale (note 6)	-	-	(204)	(170)	-	-	(374)
At 30 June 2006	31	-	144	146	362	-	683
Current 2006	31	-	112	146	53	-	342
Non-current 2006	-	-	32	-	309	-	341
	31	-	144	146	362	-	683
Current 2005	-	88	258	410	164	10	930
Non-current 2005	80	-	124	-	217	-	421
	80	88	382	410	381	10	1,351

	Items in relation to Milton	Restructuring	Long service leave	Annual leave	Surplus leased space	Warranties	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
PARENT							
At 1 July 2005	80	9	57	87	381	-	614
Expensed (credited) to income statement	-	-	(4)	64	180	-	240
Utilised	(49)	(9)	-	(94)	(199)	-	(351)
At 30 June 2006	31	-	53	57	362	-	503
Current 2006	31	-	45	57	53	-	186
Non-current 2006	-	-	8	-	309	-	317
	31	-	53	57	362	-	503
Current 2005	-	9	42	87	164	-	302
Non-current 2005	80	-	15	-	217	-	312
	80	9	57	87	381	-	614

Items in relation to Milton Pharmaceuticals
The provision has been recognised for the sundry items relating to the discontinuation of Milton Pharmaceuticals.

Restructuring
The provision was in place at 30 June 2005 for corporate restructuring within the group. The provision was fully utilised during the 2005/06 year.

Surplus lease space
Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland.

This provision recognised for the present value of total expected outlays relating to the surplus leased space, as specified under the lease agreement, net of expected sub-leased rental revenue.

Warranties
This provision was previously in effect for Animal Health related products.

21. CONTRIBUTED EQUITY AND RESERVES

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
(a) Issued and paid up capital				
Ordinary shares fully paid	50,114	37,664	50,114	37,664

(b) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in the proportion to the number of and amounts paid up on shares held.

	2006		2005	
	Number of Shares	$'000	Number of Shares	$'000
(c) Movement in ordinary shares on issue				
Balance at the beginning of the financial year	157,567,565	37,664	156,335,565	37,248
Issued during the year				
- Employee options exercised during the year	-	-	1,232,000	416
- 1:4 non-renouncable entitlement offer	41,391,891	10,348	-	-
Cost of the non-renounceble entitlement offer	-	(718)	-	-
$3 million share placement	13,636,364	3,000	-	-
Cost of the share placement	-	(180)	-	-
Balance at the end of the financial year	212,595,820	50,114	157,567,565	37,664

(d) Terms and conditions of share options

Options are offered to employees on an annual basis under the Employee Option Plan. Details of the plan can be found in note 16. Options are also issued to certain external consultants to the company.

Details of options granted to external consultants are as follows:

	2006			2005	
	Expiry 1/01/2012 Number of 40c Options	Expiry 31/10/2010 Number of 71c Options	Expiry 22/09/2009 Number of 40c Options	Expiry 31/10/2010 Number of 71c Options	Expiry 22/09/2009 Number of 40c Options
Share options					
Balance at the beginning of the financial year	-	30,000	250,000	60,000	-
- granted	200,000	-		-	250,000
- forfeited	-	(30,000)	-	(30,000)	-
- exercised	-	-	-	-	-
Balance at the end of the financial year	200,000	-	250,000	30,000	250,000

Options cannot be transferred and are not quoted on the Australian Stock Exchange. Option holders do not participate in any share issue or interest issue of the company or any other body corporate. They have no voting powers.

2. .'RIBUTED EQUITY AND RESERVES (continued)

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
(e) Movement in accumulated losses				
Balance at beginning of the financial year	(35,654)	(22,038)	(23,955)	(13,347)
Net loss attributable to members of Agenix Limited	(3,721)	(13,616)	(18,673)	(10,608)
Balance at end of the financial year	(39,375)	(35,654)	(42,628)	(23,955)

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
(f) Share option reserves				
At 1 July	3,384	1,456	3,384	1,456
Share based payments	88	1,928	88	1,928
At 30 June	3,472	3,384	3,472	3,384

Nature and purpose of reserves

Share option reserve

The share option reserve is used to record the value of options provided to employees and directors as part of their remuneration. Refer to Note 16 for further details.

22. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise the commercial facility, cash and short-term deposits.
The main purpose of these financial instruments is to raise finances for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables which arise directly from its operations. The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and liquidity risk.

Foreign currency risk
The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the Group's measurement currency. The Group manages this through the use of US dollar bank accounts as well as forward exchange contracts designed to hedge specified amounts for foreign currencies in the future at stipulated exchange rates. The objective in entering into the forward exchange contracts is to protect the consolidated entity against unfavourable exchange rate movements for both contracted and anticipated future sales and purchases undertaken in foreign currencies. The accounting policy in regards to forward exchange contracts is detailed in Note 2(e).

At balance date, the consolidated entity had one outstanding forward contract to buy United States dollars and sell Australian dollars for a total value of US$350,000, settling in 30 days, at an average exchange rate of AUD/USD 0.7410. The hedge is not considered to have the level of specificity required to classify it as a specific hedges. As a result, an unrealised gain of $456 (2005: $16,000) has been included in the net loss for the year. Foreign exchange gains / (losses) are disclosed in Note 4.

Credit risk exposure

The Group trades only with recognised, creditworthy third parties.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

Since the Group trades with recognised third parties, there is no requirement for collateral.

Credit risk in trade receivables is managed in the following ways:

- payment terms are 30 days for domestic customers and 60 days for international customers; and
- a risk assessment process is used for customers with balances over $25,000.

Liquidity risk
The consolidated entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profile of financial assets and liabilities.

23. FINANCIAL INSTRUMENTS

Net fair values
All financial assets and liabilities have been recognised at the balance date at their fair values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments
Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of the short term to maturity.

Trade receivables, trade creditors and dividends receivable: The carrying amount approximates fair value because of the short term to maturity of the instruments.

Short-term borrowings: The carrying amount approximates fair value because of the short term to maturity of the instruments.

Long-term bank borrowings and debentures: The fair values of long-term borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

Forward exchange contracts: The fair values of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

23. FINANCIAL INSTRUMENTS (continued)

Interest rate risks

The following table sets out the carrying amounts, by maturity, of the financial instruments exposed to interest rate risks:

Year ended 30 June 2006	Floating interest rate	FIXED INTEREST RATE MATURING IN: 1 year or less	1 to 5 years	Non-interest bearing	Total carrying amount as per balance sheet	Weighted average effective interest rate
	2006 $ 000	2006 $ 000	2006 $ 000	2006 $ 000	2006 $ 000	2006 %
CONSOLIDATED						
Interest rate risk						
Financial assets						
Cash and deposits	8,742	-	-	1	8,743	5.24%
Trade and other receivables	-	-	-	788	788	N/A
Total financial assets	8,742	-	-	789	9,531	
Financial liabilities						
Commercial bills	4,976	-	-	-	4,976	6.43%
Trade and sundry creditors	-	-	-	1,617	1,617	N/A
Total financial liabilities	4,976	-	-	1,617	6,593	

	Floating interest rate	FIXED INTEREST RATE MATURING IN: 1 year or less	1 to 5 years	Non-interest bearing	Total carrying amount as per balance sheet	Weighted average effective interest rate
	2006 $ 000	2006 $ 000	2006 $ 000	2006 $ 000	2006 $ 000	2006 %
PARENT						
Interest rate risk						
Financial assets						
Cash and deposits	5,976	-	-	-	5,976	5.47%
Trade and other receivables	-	-	-	973	973	N/A
Total financial assets	5,976	-	-	973	6,949	
Financial liabilities						
Commercial bills	4,976	-	-	-	4,976	6.43%
Trade and sundry creditors	-	-	-	2,340	2,340	N/A
Total financial liabilities	4,976	-	-	2,340	7,316	

23. FINANCIAL INSTRUMENTS (continued)

Year ended 30 June 2005	Floating interest rate	FIXED INTEREST RATE MATURING IN: 1 year or less	1 to 5 years	Non-interest bearing	Total carrying amount as per balance sheet	Weighted average effective interest rate
	2005	2005	2005	2005	2005	2005
	$ 000	$ 000	$ 000	$ 000	$ 000	%
CONSOLIDATED						
Interest rate risk						
Financial assets						
Cash and deposits	2,054	-	-	-	2,054	2.12%
Trade and other receivables	-	-	-	2,710	2,710	N/A
Foreign exchange contracts	-	-	-	16	16	N/A
Total financial assets	2,054	-	-	2,726	4,780	
Financial liabilities						
Commercial bills	10,650	-	-	-	10,650	6.14%
Trade and sundry creditors	-	-	-	3,653	3,653	N/A
Total financial liabilities	10,650	-	-	3,653	14,303	

	Floating interest rate	FIXED INTEREST RATE MATURING IN: 1 year or less	1 to 5 years	Non-interest bearing	Total carrying amount as per balance sheet	Weighted average effective interest rate
	2005	2005	2005	2005	2005	2005
	$ 000	$ 000	$ 000	$ 000	$ 000	%
PARENT						
Interest rate risk						
Financial assets						
Cash and deposits	2	-	-	-	2	2.12%
Trade and other receivables	-	-	-	17	17	N/A
Non-Current Receivables	-	-	-	17,039	17,039	N/A
Total financial assets	2	-	-	17,056	17,058	
Financial liabilities						
Commercial bills	10,650	-	-	-	10,650	6.14%
Trade and sundry creditors	-	-	-	452	452	N/A
Non-Current Payables	-	-	-	11,553	11,553	N/A
Total financial liabilities	10,650	-	-	12,005	22,655	

	CONSOLIDATED 2006	2005	PARENT 2006	2005
	$ 000	$ 000	$ 000	$ 000
Non-cash financing and investing activities				
Financing facilities available				
At the reporting date the following financing facilities had been negotiated and were available:				
Total facilities:				
commercial bills	5,000	20,000	5,000	20,000
Facilities used at reporting date:				
commercial bills	5,000	10,650	5,000	10,650
Facilities unused at reporting date:				
commercial bills	-	9,350	-	9,350
Reconciliation of cash				
Cash at bank	354	348	146	2
Deposits at call	8,389	1,706	5,830	-
	8,743	2,054	5,976	2

24. COMMITMENTS AND CONTINGENCIES

(a) Lease expenditure commitments

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$ 000	$ 000	$ 000	$ 000
Operating leases (non-cancellable)				
Minimum lease payments				
not later than one year	458	223	86	223
later than one year and not later than five years	2,394	1,029	794	1,029
later than five years	535	106	107	106
Aggregate lease expenditure contracted but not capitalised in the accounts at reporting date.	3,387	1,358	987	1,358

Operating leases have an average remaining lease term of 6 years. Assets that are the subject of operating leases are property and building.

Carole Park property
The company has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland. The property is currently sub-leased until April 2007, with the sub-tenants having a further option to renew for a further 12 months

Sale/leaseback of Acacia Ridge property
On 26 June 2006 Agenix signed a sale and leaseback agreement of the company's head office in Acacia Ridge, Queensland for $5,150,000. The initial lease term is 6 years, with two option periods of 4 years each. The sale price exceeds book value by $351,000 and this profit will be brought to account in the year ended 30 June 2007. The yield based on the initial rental is 7.8%. The contract is unconditional and was settled on 26 July 2006. These lease commitments are included above.

(b) Research and development commitments
At 30 June 2006, commitments in relation to the clinical trials currently being undertaken for ThromboView®, totalled $1,050,587 (2005: $384,620). These commitments will become due and payable not later than one year.

(c) Expenditure commitments relating to the disposal of the Milton Group and the Animal Health unit are disclosed in Note 6.

(d) Contingent liability

Legal dispute over consulting fees
A former consultant of the company has commenced legal proceedings in Australia against the company in relation to the Animal Health business transaction announced 7 April 2006. The consultant is seeking fees of $500,000 plus reimbursement of legal fees plus interest.

The company has received legal advice that it has no liability whatsoever.

If the matter proceeds to trial, the company's potential exposure is estimated at $820,000.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2006

25. RELATED PARTY DISCLOSURE

Ultimate parent

Agenix Limited is the ultimate parent company of the economic entity.

Wholly owned group transactions

Loans made by Agenix Limited to wholly owned subsidiaries, carry an interest rate of 10% (2005: 10%). The loans made by Agenix Limited to wholly owned subsidiaries and loans from wholly-owned subsidiaries to Agenix Limited are non-secured and have no formal repayment terms, but will not be repaid within 12 months from the date of these accounts.

	INVESTMENT IN ORDINARY SHARES AT COST		PERCENTAGE OWNED	
	2006	2005	2006	2005
	$	$	%	%
(a) Controlled entities of Agenix Limited				
AGEN Limited	11,810,000	11,810,000	100.00%	100.00%
Agen Biomedical Limited	-	-	100.00%	100.00%
Agen International Limited	-	-	100.00%	100.00%
Agen Inc	-	-	100.00%	100.00%
Agen R&D Syndicate Pty Ltd	-	-	100.00%	100.00%
Biotech International Investments Ltd	4,849,795	4,849,795	100.00%	100.00%
Industrial Biosystems Pty Ltd	-	6	-	100.00%
ACE R&D No 1 Pty Ltd	-	-	-	100.00%
Biopulp Research & Development Pty Ltd	-	2	100.00%	100.00%
Resource & Industry Limited	10,186,192	10,186,192	100.00%	100.00%
HCL Nominees Pty Ltd	-	-	100.00%	100.00%
Jemaka Pty Ltd	-	-	100.00%	100.00%
Agenix Asia Pacific Pte Ltd	2	2	100.00%	100.00%
	26,845,989	26,845,997		

All controlled entities were incorporated in Australia except Agen Inc., which was incorporated in the United States and Agenix Asia Pacific Pte Ltd, which was incorporated in Singapore.

Sale of subsidiaries

Agenix sold its non-core subsidiary, Industrial Biosystems Pty Ltd in March 2006 for $376,000. The company's sole asset, land and a building situated in Belmont, West Australia, which had in past years supported research and development but more recently had been rented out as a commercial property. An amount of $211,000 was received on 31 March 2006, with the final balance of $165,000 received on 6 July 2006. The sale represents a profit of $61,000 over the book value.

Industrial Biosystems Pty Ltd was the controlling shareholder of ACE R&D No 1 Pty Ltd. It was also disposed of in the above transaction.

(b) Entities subject to class order

Pursuant to Class Order 98/1418 dated 5 May 1999, relief has been granted to all the above controlled entities of Agenix Limited, except for Agen Inc. and Agenix Asia Pacific Pte Ltd from the Corporations Act 2001 requirement for preparation, audit and lodgement of their financial reports.

Agenix Limited and the controlled entities subject to the Class Order have entered into a Deed of Cross Guarantee. The effect of the Deed is that Agenix Limited has guaranteed to pay any deficiency in the event of the winding up of the controlled entities and the controlled entities have guaranteed to pay any deficiency in the event of the winding up of Agenix Limited. Agen Inc. and Agenix Asia Pacific Pte Ltd are not subject to the Deed of Cross Guarantee.

25. RELATED PARTY DISCLOSURE (continued)

(b) Entities subject to class order (continued)
The consolidated Statements of Financial Performance and Position of the entities, which are members of the "Closed Group" are as follows:

	CLOSED GROUP	
	2006	2005
	$ 000	$ 000
(i) Consolidated Income Statement		
Loss before income tax	(3,721)	(23,461)
Income tax benefit/(expense)	-	78
Loss after income tax	(3,721)	(23,383)
Retained (losses) / profits at the beginning of the financial year	(35,652)	(12,269)
Dividends provided for or paid	-	-
Aggregate amounts transferred to reserves	-	-
Retained losses at the end of the financial year	(39,373)	(35,652)
(ii) Consolidated Balance Sheet		
Current assets		
Cash assets	8,734	2,023
Receivables	788	2,726
Inventories	-	2,444
Prepayments	137	297
Current assets	9,659	7,490
Assets held for disposal	13,313	2,027
Total current assets	22,972	9,517
Non-current assets		
Receivables	11	32
Property, plant and equipment	572	6,785
Intangible assets	101	4,940
Total non-current assets	684	11,757
Total assets	23,656	21,274
Current liabilities		
Payables	1,617	3,652
Interest-bearing liabilities	4,976	-
Provisions	342	930
Current liabilities	6,935	4,582
Liabilities associated with assets held for sale	2,167	225
Total current liabilities	9,102	4,807
Non-current liabilities		
Interest-bearing liabilities	-	10,650
Provisions	341	421
Total non-current liabilities	341	11,071
Total liabilities	9,443	15,878
Net assets	14,213	5,396
Shareholders' equity		
Contributed equity	50,114	37,664
Share option reserve	3,472	3,384
Retained losses	(39,373)	(35,652)
Total shareholders' equity	14,213	5,396

26. EVENTS AFTER BALANCE SHEET DATE

Sale and leaseback agreement

On 26 June 2006 Agenix signed a sale and leaseback agreement for its head office in Acacia Ridge, Queensland for $5,150,000. The initial lease term is 6 years, with two option periods of 4 years each. The sale price exceeds book value by $351,000 and this profit will be brought to account in the year ended 30 June 2007 in accordance with accounting standards. The yield based on the initial rental is 7.8%. The contract was settled on 26 July 2006.

Commercial bill facility

Upon settlement of the sale and leaseback of its Acacia Ridge, Queensland properties on 26 July 2006, the company repaid the drawn down commercial bill facility balance of $5.0 million in full. At this time the facility limit was reduced from $5.0 million to $1.8 million. The facility is an evergreen facility with an availability period ending 30 September 2006. It is unlikely that the company will renew the facility.

27. AUDITOR'S REMUNERATION

The auditor of Agenix Limited is Ernst & Young.

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$
Amounts received or due and receivable by Ernst & Young for:				
An audit or review of the financial report of the entity and any other entity in the consolidated entity	108,000	100,500	108,000	100,500
START Grant application	-	15,000	-	15,000
START Grant audit	10,000	18,000	10,000	18,000
R&D tax concession work	37,000	15,300	37,000	7,300
AIFRS transition audit	22,000	-	22,000	-
	177,000	148,800	177,000	140,800

28. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of key management personnel

(i) *Directors*

R. Govindan	Non-executive Chairman (from 7 December 2004; previously Executive Chairman)
F.F. Wong	Non-executive Director
M. Davey	Non-executive Director
Dr A. Lamotte	Non-executive Director (appointed 28 September 2005)
N. Leggett	Chief Executive Officer and Managing Director (appointed 15 December 2005; previously Finance Director)
D. Home	Managing Director (resigned 15 December 2005)

(ii) *Executives*

S. Morrison	Vice President Operations (made redundant 1 July 2006)
G. Mastroianni	Vice President Sales and Marketing
M. Gerometta	Director Research and Development
H. Roberts	Director Clinical and Commercial Programs
P. Toye	Manager of Research
M. McArthur	Operations Manager
B. Calvin	Chief Operating Officer (made redundant 27 October 2005)

Other than the redundancy offered to Mr Morrison, there were no other changes of the Directors or key management personnel between the reporting date and the date the financial report was authorised for issue.

(b) Shares issued on exercise of compensation options (Consolidated)

No shares were issued on exercise of compensation options in the 2006 financial year.

28. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(c) Option holdings of key management personnel (Consolidated)

	Beginning of Period 1 July 2005	Options Granted	Options Forfeited	Options Exercised	Balance at end of period 30 June 2006	VESTED AT 30 JUNE 2006 Total	Not Exercisable	Exercisable
Directors								
R. Govindan	300,000	-	-	-	300,000	300,000	-	300,000
M. Davey	60,000	-	-	-	60,000	60,000	-	60,000
F.F. Wong	-	-	-	-	-	-	-	-
Dr A. Lamotte	-	-	-	-	-	-	-	-
N. Leggett***	1,675,000	-	-	-	1,675,000	175,000	-	175,000
D. Home*	4,000,000	-	(3,500,000)	-	500,000	500,000	-	500,000
Executives								
S. Morrison	300,000	150,000	-	-	450,000	175,000	-	175,000
G. Mastroianni	275,000	150,000	-	-	425,000	150,000	-	150,000
M. Gerometta	202,500	150,000	-	-	352,500	135,000	-	135,000
H. Roberts	202,500	150,000	-	-	352,500	135,000	-	135,000
P.Toye	187,500	67,500	-	-	255,000	135,000	-	135,000
M. McArthur	187,500	67,500	-	-	255,000	135,000	-	135,000
B. Calvin**	500,000	250,000	(750,000)	-	-	-	-	-
	7,890,000	985,000	(4,250,000)	-	4,625,000	1,900,000	-	1,900,000

* At the time of Mr Home's resignation, Mr Home retained the opportunity to exercise 500,000 options with an exercise price of $0.3228 per share. These options have an expiry date of 20 July 2007.

** These options were forfeited by Mr Calvin 30 days after termination of his employment on 27 October 2005.

*** Upon shareholder approval, Mr Leggett will be granted the following options as part of his remuneration package as Chief Executive Officer and Managing Director:

- 3,000,000 options exercisable at $0.53, being double the average closing share price for the 20 trading days prior to the date of appointment on 15 December 2005, expiring on 15 December 2011.
- 1,000,000 options exercisable at $0.53, being double the average closing share price for the 20 trading days prior to the date of appointment on 15 December 2005. These options only vest if the average closing share price is greater than the Intersuisse/Elixir Securities valuation (Oct 2005) of $1.26 for a continuous 3 month period prior to the end of the term of employment contract on 15 December 2008, expiring on 15 December 2011.
- 500,000 options to be issued on each of 21 July 2006 (at 50% premium to the market price), 2007 and 2008 in conjunction with the annual Employee Option Plan. For the 500,000 options to be effective issued 21 July 2006, the exercise price will be $0.25. The options will expire 6 years from grant date.

	Balance at Beginning of Period 1 July 2004	Options Granted	Options Forfeited	Options Exercised	Balance at end of period 30 June 2005	VESTED AT 30 JUNE 2005 Total	Not Exercisable	Exercisable
Directors								
R. Govindan	300,000	-	-	-	300,000	300,000	-	300,000
M. Davey	60,000	-	-	-	60,000	60,000	-	60,000
F.F. Wong	-	-	-	-	-	-	-	-
N. Leggett	175,000	1,500,000	-	-	1,675,000	-	-	-
D. Home^	3,500,000	500,000	-	-	4,000,000	3,000,000	-	3,000,000
Executives								
S. Morrison	175,000	125,000	-	-	300,000	-	-	-
G. Mastroianni	150,000	125,000	-	-	275,000	-	-	-
M. Gerometta	135,000	67,500	-	-	202,500	67,500	-	67,500
H. Roberts	135,000	67,500	-	-	202,500	67,500	-	67,500
P.Toye	135,000	52,500	-	-	187,500	67,500	-	67,500
M.McArthur	135,000	52,500	-	-	187,500	67,500	-	67,500
B. Calvin	250,000	250,000	-	-	500,000	-	-	-
	5,150,000	2,740,000	-	-	7,890,000	3,630,000	-	3,630,000

^ The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003 and were issued under the employee option plan on the 21 September 2004, following offers dated 21 July 2004. Grants to employees were made under the Employee Share Scheme dated 8 June 2001 – refer Note 16 for details of the scheme.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2006

28. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(d) Shareholding of key management personnel (Consolidated)

30 June 2006	Balance 1 July 2005	Shares granted as Compensation	Shares on Exercise of Options	Net Change Other	Balance 30 June 2006
Directors					
R. Govindan	4,050,000	-	-	1,012,500	5,062,500
F.F. Wong	2,500,000	-	-	625,000	3,125,000
M. Davey	140,323	-	-	35,000	175,323
Dr A. Lamotte	-	-	-	-	-
N. Leggett	185,000	-	-	444,000	629,000
					-
Executives					
S. Morrison	-	-	-	-	-
G. Mastroianni	-	-	-	-	-
M. Gerometta	-	-	-	-	-
H.Roberts	-	-	-	-	-
P.Toye	-	-	-	-	-
M.McArthur	-	-	-	-	-
B. Calvin	-	-	-	-	-
	6,875,323	-	-	2,116,500	8,991,823

30 June 2005	Balance 1 July 2004	Shares granted as Compensation	Shares on Exercise of Options	Net Change Other	Balance 30 June 2005
Directors					
R Govindan	3,950,000	-	-	100,000	4,050,000
FF Wong	2,500,000	-	-	-	2,500,000
M Davey	100,000	-	-	40,323	140,323
N. Leggett	-	-	-	185,000	185,000
Executives					
S. Morrison	-	-	-	-	-
G. Mastroianni	-	-	-	-	-
M. Gerometta	-	-	-	-	-
H.Roberts	-	-	-	-	-
P.Toye	-	-	-	-	-
M.McArthur	-	-	-	-	-
B. Calvin	-	-	-	-	-
	6,550,000	-	-	325,323	6,875,323

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2006

29. TRANSITION TO AIFRS

For the periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from the opening balance sheet as at 30 June 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS.*

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 30 June 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Exemptions applied

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* as follows:

Business combinations
AASB 3 *Business Combinations* was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Share-based payments transactions
AASB 2 *Share-Based Payments* is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Explanation of material differences to cash flow statement
No significant impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

Notes to the Balance Sheets ending 30 June 2004 and 30 June 2005 following:

(i) Under AASB 138 *Intangible Assets*, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy. Although all research and development costs are currently expensed, the previous policy allowed for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. This policy has resulted in $2,490,000 being carried forward as an asset in the form of deferred research and development costs. Under the new policy, all research costs will be written off.

(ii) Under AASB 138 *Intangible Assets*, internally generated costs can only be deferred as an asset if certain criteria have been met. These deferred costs do not meet the recognition criteria under AASB 138 *Intangible Assets*, and hence have been de-recognised.

(iii) Under AASB 138 *Intangible Assets*, internally generated brand name costs must not be recognised as an asset. Currently, the group recognises some internally generated brand name costs based on independent valuations. Under the new policy, existing internally generated brand name costs will be de-recognised and future costs expensed.

(iv) Under AASB 2 *Share-based Payments*, the group would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments are not recognised under AGAAP.

(v) Under AASB 5 *Non-current assets held for sale and Discontinued Operations* requires assets and liabilities of a disposal group to be classified as held for sale and presented as a separate line on the balance sheet.

29. TRANSITION TO AIFRS

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004		CONSOLIDATED			PARENT		
		AGAAP	AIFRS Impact	AIFRS	AGAAP	AIFRS Impact	AIFRS
	Note	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
Current assets							
Cash assets		3,227	-	3,227	-	-	-
Receivables		5,887	-	5,887	3	-	3
Inventories	(ii)	4,473	(110)	4,363	-	-	-
Other		330	-	330	199	-	199
		13,917	(110)	13,807	202	-	202
Assets classified as held for sale	(v)	329	-	329	-	-	-
Total current assets		14,246	(110)	14,136	202	-	202
Non-current assets							
Receivables		-	-	-	18,449	-	18,449
Other financial assets		-	-	-	21,736	-	21,736
Property, plant and equipment	(ii)	7,934	319	8,253	146	(26)	120
Intangible assets	(ii), (iii)	8,973	(618)	8,355	-	26	26
Deferred research and development costs	(i)	2,490	(2,490)	-	64	(64)	-
Deferred tax assets		1,256	-	1,256	886	-	886
Other	(ii)	717	(717)	-	-	-	-
Total non-current assets		21,370	(3,506)	17,864	41,281	(64)	41,217
Total assets		35,616	(3,616)	32,000	41,483	(64)	41,419
Current liabilities							
Bank overdraft		-	-	-	185	-	185
Payables		8,681	-	8,681	1,018	-	1,018
Interest bearing liabilities		175	-	175	-	-	-
Provisions		1,066	-	1,066	105	-	105
Total current liabilities		9,922	-	9,922	1,308	-	1,308
Non-current liabilities							
Payables		-	-	-	9,789	-	9,789
Interest bearing liabilities		4,115	-	4,115	4,000	-	4,000
Provisions		337	-	337	5	-	5
Deferred tax liabilities		960	-	960	960	-	960
Total non-current liabilities		5,412	-	5,412	14,754	-	14,754
Total liabilities		15,334	-	15,334	16,062	-	16,062
Net assets		20,282	(3,616)	16,666	25,421	(64)	25,357
Equity							
Contributed equity		37,248	-	37,248	37,248		37,248
Share option reserve	(iv)	-	1,456	1,456	-	1,456	1,456
Accumulated losses		(16,966)	(5,072)	(22,038)	(11,827)	(1,520)	(13,347)
Total equity		20,282	(3,616)	16,666	25,421	(64)	25,357

	Consolidated AIFRS Impact	Parent AIFRS Impact
Breakdown of impact on accumulated losses:		
Derecognition of deferred research costs	(2,490)	(64)
Derecognition of internally generated intangible assets	(1,103)	-
Derecognition of internally generated brand names	(23)	-
Recognition of share-based payments expense	(1,456)	(1,456)
	(5,072)	(1,520)
Breakdown of impact on reserves		
Recognition of share-based payments expense	1,456	1,456
	1,456	1,456
	(3,616)	(64)

29. TRANSITION TO AIFRS (continued)

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2006	Note	CONSOLIDATED AGAAP $ 000	CONSOLIDATED AIFRS Impact $ 000	CONSOLIDATED AIFRS $ 000	PARENT AGAAP $ 000	PARENT AIFRS Impact $ 000	PARENT AIFRS $ 000
Current assets							
Cash assets		2,054	-	2,054	2	-	2
Receivables		2,726	-	2,726	17	-	17
Inventories	(ii)	2,464	(20)	2,444	-	-	-
Other		297	-	297	134	-	134
		7,541	(20)	7,521	153	-	153
Assets classified as held for sale	(v)	2,027	-	2,027	1,707	-	1,707
Total current assets		9,568	(20)	9,548	1,860	-	1,860
Non-current assets							
Receivables		-	-	-	16,519	-	16,519
Other financial assets		-	-	-	21,996	-	21,996
Property, plant and equipment	(ii)	6,781	4	6,785	212	(92)	120
Intangible assets	(ii),(iii)	5,623	(683)	4,940	-	92	92
Deferred research and development costs	(i)	2,490	(2,490)	-	64	(64)	-
Other	(ii)	127	(127)	-	-	-	-
Total non-current assets		15,021	(3,296)	11,725	38,791	(64)	38,727
Total assets		24,589	(3,316)	21,273	40,651	(64)	40,587
Current liabilities							
Payables		3,653	-	3,653	452	-	452
Provisions		930	-	930	302	-	302
		4,583	-	4,583	754	-	754
Liabilities directly associated with assets classified as held for sale		225	-	225	225	-	225
Total current liabilities		4,808	-	4,808	979	-	979
Non-current liabilities							
Payables		-	-	-	11,553	-	11,553
Interest bearing liabilities		10,650	-	10,650	10,650	-	10,650
Provisions		421	-	421	312	-	312
Total non-current liabilities		11,071	-	11,071	22,515	-	22,515
Total liablities		15,879	-	15,879	23,494	-	23,494
Net assets		8,710	(3,316)	5,394	17,157	(64)	17,093
Equity							
Contributed equity		37,664	-	37,664	37,664		37,664
Share option reserve	(iv)	-	3,384	3,384	-	3,384	3,384
Accumulated losses		(28,954)	(6,700)	(35,654)	(20,507)	(3,448)	(23,955)
Total equity		8,710	(3,316)	5,394	17,157	(64)	17,093

Breakdown of impact on accumulated losses:	CONSOLIDATED AIFRS Impact $ 000	PARENT AIFRS Impact $ 000
Derecognition of deferred research costs	(2,490)	(64)
Derecognition of internally generated intangible assets	(1,103)	-
Write-back of brand name amortisation	300	-
Derecognition of internally generated brand names	(23)	-
Recognition of share-based payments expense	(3,384)	(3,384)
	(6,700)	(3,448)
Breakdown of impact on reserves		
Recognition of share-based payments expense	3,384	3,384
	3,384	3,384
	(3,316)	(64)

29. TRANSITION TO AIFRS (continued)

Income Statement for the year ended 30 June 2005	Note	CONSOLIDATED AGAAP $ 000	CONSOLIDATED AIFRS Impact $ 000	CONSOLIDATED AIFRS	PARENT AGAAP $ 000	PARENT AIFRS Impact $ 000	PARENT AIFRS $ 000
Continuing operations							
Revenue		669	-	669	2	-	2
Cost of sales		(192)	-	(192)	-	-	-
Gross profit		477	-	477	2	-	2
Other income		110	-	110	-	-	-
Occupancy and administrative expenses		(3,858)	(1,119)	(4,977)	(2,864)	(1,119)	(3,983)
Research and development expenses		(6,177)	(131)	(6,308)	-	(131)	(131)
Other expenses		(8)	-	(8)	(4)	-	(4)
Finance costs		(646)	-	(646)	(646)	-	(646)
Loss before income tax		(10,102)	(1,250)	(11,352)	(6,012)	(1,250)	(4,762)
Income tax expense		78	-	78	78	-	78
Loss after tax from continuing operations		(10,024)	(1,250)	(11,274)	(5,934)	(1,250)	(4,684)
Discontinued operations							
Profit/(loss) after tax from discontinued operations		(1,964)	(378)	(2,342)	(5,246)	(678)	(5,924)
Loss after tax attributable to members of Agenix Limited		(11,988)	(1,628)	(13,616)	(11,180)	(1,928)	(10,608)

(i) Under AASB 3 *Business Combinations*, indefinite lived intangibles are not permitted to be amortised but instead are subject to annual impairment. Currently, under AGAAP, the group amortises their brand names over their useful life but not exceeding 20 years. Under the new policy all indefinite lived intangibles would not be subject to amortisation, but would be written down to the extent it is impaired.

(ii) Under AASB 2 *Share-based Payments*, the group would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments are not recognised under AGAAP. This would result in a decrease in profit from AGAAP to AIFRS.

DIRECTOR DECLARATION

In accordance with a resolution of the directors of Agenix Limited, I state that:

1. In the opinion of the directors:

   (a) the financial statements, notes and the additional disclosures included in the remuneration report in directors' report of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

3. In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 25 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board



Neil Leggett
CEO and Managing Director
28 September 2006

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Agenix Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Agenix Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 14 to 21 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit approach (Continued)

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Agenix Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of Agenix Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 14 to 21 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.



Ernst & Young



Winna Brown
Partner
Brisbane

28 September 2006

ADDITIONAL INFORMATION
For the year ended 30 June 2006

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 25 September 2006.

(a) Distribution of ordinary shareholders and option holders:

Category (size of holding)	ORDINARY SHARES Number of holders	Number of shares
1 - 1,000	153	123,017
1,001 - 5,000	1,337	4,218,382
5,001 - 10,000	913	7,621,556
10,001 - 100,000	1,577	51,293,485
100,001 and over	239	149,339,380
Total	4,219	212,595,820
Shareholders holding less than a marketable parcel of shares	955	1,933,235

Option Issue	Option Category	Number of holders	Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price $
O 15	Options	1	250,000	27 December 2002	22 September 2004	22 September 2009	0.3928
O 19	Options	1	200,000	1 January 2006	1 January 2008	1 January 2012	0.4000
OP 7	Employee options	24	1,221,200	20 July 2001	19 July 2003	20 July 2007	0.3228
OP 8	Employee options	33	588,750	14 March 2003	25 July 2004	25 July 2008	0.3328
O 10	Employee options	43	1,265,000	6 October 2003	21 July 2005	21 July 2009	0.4128
O 13	Employee options	1	30,000	1 February 2004	31 January 2006	31 January 2010	0.7028
O 16	Employee options	54	1,376,750	21 September 2004	21 July 2006	21 July 2010	0.6728
O 17	Employee options	1	1,250,000	18 November 2004	18 November 2006	18 November 2010	0.5428
O 18	Employee options	57	1,893,750	31 August 2005	21 July 2007	21 July 2011	0.2928
O 20	Employee options	47	1,616,250	13 September 2006	21 July 2008	21 July 2012	0.2200
			9,691,700				

(b) 20 Largest shareholders - fully paid ordinary shares

Shareholder	Number of ordinary shares	% of issued ordinary shares
1. Citicorp Nominees Pty Limited	30,517,637	14.35
2. Pacific Superannuation Pty Limited	11,511,515	5.41
3. Westpac Custodian Nominees Limited	8,546,000	4.02
4. Asiaeagle International Limited	4,937,500	2.32
5. Perpetual Trustee Company Limited	4,054,240	1.91
6. UOB Kay Hian Pte Limited	3,890,318	1.83
7. F H Nominees Pty Limited	3,000,000	1.41
8. Citicorp Nominess Pty Limited DPSL	2,328,439	1.10
9. Asia Union Investments Pty Limited	2,000,000	0.94
10. Mrs Gwenda Woolrich	1,939,537	0.91
11. ANZ Nominees Limited	1,747,477	0.82
12. Citicorp Nominees Pty Limited DPSL Re Directportfolio	1,723,494	0.81
13. Mr David John Lauritz	1,712,500	0.81
14. Dixson Trust Pty Limited	1,500,000	0.71
15. Lorenson Pty Limited	1,405,000	0.66
16. Jenell Nominees Pty Limited	1,403,897	0.66
17. HSBC Custody Nominees (Australia) Limited	1,400,125	0.66
18. W H Management Services Pty Limited	1,250,000	0.59
19. Ms Constance Cheng Chih Hua	1,222,500	0.58
20. Naxta Pty Limited	1,201,458	0.57
	87,291,637	41.07

(c) Substantial shareholders

	Number of ordinary shares	% of issued ordinary shares
Citicorp Nominees Pty Limited	30,517,637	14.35
Pacific Superannuation Pty Limited	11,511,515	5.41

(d) Voting rights

No restrictions. On show of hands, every member or proxy present shall be entitled to one vote unless a poll is called in which case every share shall have one vote.

(e) Stock exchange listing

Quotation has been granted for all the ordinary shares of Agenix Limited on all Member Exchanges of the Australian Stock Exchange Limited.

(f) Directors interest in equity

The interests of each Director in the share capital of Agenix Limited as disclosed by the Register of Director's shareholding.

Name	Ordinary shares	Options expiring 20/07/2007	Options expiring 07/05/2009	Options expiring 21/07/2009	Options expiring 21/07/2010	Options expiring 18/11/2010
R. Govindan	5,062,500	300,000	-	-	-	-
F.F. Wong	3,125,000	-	-	-	-	-
M. Davey	175,323	60,000	-	-	-	-
Dr A. Lamotte	-	-	-	-	-	-
N. Leggett	750,000	-	-	175,000	250,000	1,250,000

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Corporate Information

ABN 58 009 213 754

This annual report covers both Agenix Limited as an individual entity and the consolidated entity comprising Agenix Limited and its subsidiaries. The Group's functional and presentation currency is AUD ($).

A description of the Group's operations and of its principal activities is included in the review of operations and activities in the directors' report on pages 3 to 22. The directors' report is not part of the financial report.

Directors
Ravindran Govindan (Non-Executive Chairman)
Wong Fong Fui (Non-Executive Director)
Myles Davey (Non-Executive Director)
Dr Andre Lamotte (Non-Executive Director - appointed 28 September 2005)
Neil Leggett (Chief Executive Officer and Managing Director – appointed 15 December 2005; previously Finance Director)
Donald Home (Former Managing Director – resigned 15 December 2005)

Joint Company Secretaries
Karl Schlobohm
Anthony Finn

Registered Office and Principal Place of Business
7 Durbell Street
Acacia Ridge Qld 4110
Tel: +61 (07) 3370 6396
Fax: +61 (07) 3370 6370
Email: mail@agenix.com
Website: www.agenix.com

Share Register
Computershare Investor Services Pty Ltd
Level 27, 345 Queen Street
Brisbane Qld 4000
Tel: 1300 552 270
Fax: +61 (07) 3229 9860

Solicitors
Phillips Fox

Bankers
Westpac Banking Corporation
Commonwealth Bank of Australia

Auditors
Ernst & Young

Tax Advisers
Johnston Rorke

Agenix Limited
7 Durbell Street
Acacia Ridge, Queensland 4110
AUSTRALIA

Ph: +61 7 3370 6396
Fx: +61 7 3370 6370

www.agenix.com




AGENiX